SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For April 4, 2003




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

             1. A free English translation of the Company's consolidated financial statements as of December 31, 2002 prepared in accordance with Chilean generally accepted accounting principles.

           Consolidated Financial Statements

           CHILESAT CORP S.A. AND SUBSIDIARIES

           Santiago, Chile
           December 31, 2002 and 2001

                       Consolidated Financial Statements

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                          December 31, 2002 and 2001
           (A translation of financial statements originally issued
                         in Spanish - see note 2 (y))










                                   Contents







Report of Independent Auditors..............................         1

Consolidated Financial Statements

Consolidated Balance Sheets.................................         3
Consolidated Statements of Operations.......................         5
Consolidated Statements of Cash Flows.......................         6
Notes to the Consolidated Financial Statements..............         8


Ch.$       -      Chilean pesos
Th.Ch.$    -      Thousands of Chilean pesos
US$        -      United States dollars
Th.US$     -      Thousands of United States dollars
UF         -      Unidades de Fomento (Chilean government inflation-indexed
                  monetary units)

Report of Independent Auditors

(Translation of a report originally issued in Spanish
- See Note 2 (y) to the consolidated financial statements)

To the President, Board of Directors and Shareholders
Chilesat Corp S.A. (formerly Telex-Chile S.A.):

We have audited the accompanying consolidated balance sheets of Chilesat Corp S.A. (formerly Telex-Chile S.A.) and subsidiaries (collectively, the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations and cash flows for the years then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated February 8, 2002, we expressed a qualified opinion on the December 31, 2001 consolidated financial statements due to the following: (1) the uncertainty of the net realizability of the property, plant and equipment related to the consolidated subsidiary Colomsat S.A., and (2) substantial doubt about the Company's ability tocontinue as a going concern. The Company restated the December 31, 2001 consolidated financial statements to conform with generally accepted accounting principles in Chile by recording the effects of the impairment of the property, plant and equipment of Colomsat S.A. Additionally, as described in Note 18, the Company restructured and capitalized its debt in April 2002, resulting in the removal of uncertainty as to the Company's ability to continue as a going concern. Accordingly, our present opinion on the December 31, 2001 consolidated financial statements, as presented herein, is unqualified rather than qualified.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chilesat Corp S.A. (formerly Telex-Chile S.A.) and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile.







As discussed in Note 2 (d), the Company decided not to consolidate the financial statements of their subsidiary Colomsat S.A.

Miguel Humud S.                                             Ernst & Young Ltda.



Santiago, February 7, 2003,
Except for Note 26 as to which the date is March 28, 2003

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                          Consolidated Balance Sheets
            (Translation of financial statements originally issued
                         in Spanish - see note 2 (y))


                                                                                    As of December 31,
                                                                                2002                   2001
                                                                                ----                   ----
ASSETS                                                                         Th.Ch.$                Th.Ch.$

CURRENT ASSETS

    Cash                                                                          866,241                  841,338
    Time deposits                                                                  91,544                  250,512
    Marketable securities (net)                                                   327,515                  305,124
    Trade accounts receivable (net)                                             6,148,374                6,253,008
    Notes receivable (net)                                                        510,408                  161,152
    Other receivables                                                           1,564,125                1,255,496
    Notes and accounts receivable from related companies                          125,173                1,105,191
    Recoverable taxes                                                             667,142                  909,620
    Prepaid expenses                                                              488,478                  371,709
    Other current assets                                                          144,265                2,676,162
                                                                          ------------------  -----------------------

   Total current assets                                                        10,927,265               14,129,312
                                                                          ------------------  -----------------------

PROPERTY, PLANT AND EQUIPMENT

   Land                                                                           410,444                  994,937
   Buildings and infrastructure                                                48,460,312               49,714,844
   Machinery and equipment                                                     58,946,557               73,715,322
   Other property, plant and equipment                                         23,837,696               25,194,445
   Less: Accumulated depreciation                                            (61,024,934)             (58,658,089)
                                                                          ------------------  -----------------------

   Total property, plant and equipment (net)                                   70,630,075               90,961,459
                                                                          ------------------  -----------------------

OTHER ASSETS
   Investments in related companies                                                     -                    6,725
   Investments in other companies                                                     301                      302
   Goodwill                                                                       459,647                  140,563
   Notes and accounts receivable from related companies, long-term              1,209,546                  913,391
   Other                                                                          270,112                  314,583
                                                                          ------------------  -----------------------

   Total other assets                                                           1,939,606                1,375,564
                                                                          ------------------  -----------------------

   Total Assets                                                                83,496,946              106,466,335
                                                                          ==================  =======================


The accompanying notes No. 1 to 28 form an integral part of these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                          Consolidated Balance Sheets
            (Translation of financial statements originally issued
                         in Spanish - see note 2 (y))


                                                                                    As of December 31,
  LIABILITIES AND SHAREHOLDERS' EQUITY                                         2002                   2001
                                                                               ----                   ----
                                                                              Th.Ch.$               Th.Ch.$
  CURRENT LIABILITIES

    Short-term bank financing                                                           9                   22,768
    Due to banks and financial institutions, current portion                      662,535               84,506,609
    Notes payable, current portion                                              5,971,470                6,376,078
    Accounts payable                                                           13,161,441               14,570,774
    Other accrued liabilities                                                      51,107                  260,659
    Other payables                                                                502,468                  470,596
    Notes and accounts payable to related companies                                33,238                   55,475
    Accrued expenses                                                            2,693,522                2,956,758
    Withholdings                                                                  363,477                  703,812
    Income taxes                                                                    3,334                   13,161
    Deferred revenue                                                            1,184,696                  976,263
    Other current liabilities                                                           -                   79,923
                                                                          ------------------  -----------------------

    Total current liabilities                                                  24,627,297              110,992,876
                                                                          ------------------  -----------------------

  LONG-TERM LIABILITIES
    Due to banks and financial institutions                                     4,091,305                3,448,124
    Notes payable                                                               9,580,120               13,283,825
    Long-term accrued expenses                                                    537,768                2,493,696
    Other long-term liabilities                                                 5,088,983                5,534,821
                                                                          ------------------  -----------------------

    Total long-term liabilities                                                19,298,176               24,760,466
                                                                          ------------------  -----------------------

  MINORITY INTEREST                                                               189,580                  272,611
                                                                          ------------------  -----------------------

  SHAREHOLDERS' EQUITY
   Paid-in capital                                                            186,724,203              104,187,773
   Additional paid-in capital                                                   1,014,561                1,014,561
   Other reserves                                                             (4,485,569)              (4,440,688)
   Reserve for future dividends                                                         -                8,171,056
   Accumulated deficit                                                      (130,321,264)             (81,561,718)
   Net loss for the year                                                     (13,521,096)             (54,681,062)
   Accumulated deficit from subsidiaries in development stage                    (28,942)              (2,249,540)
                                                                          ------------------  -----------------------

   Total shareholders' equity                                                  39,381,893             (29,559,618)
                                                                          ------------------  -----------------------

   TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY                                                     83,496,946              106,466,335
                                                                          ==================  =======================

The accompanying notes No. 1 to 28 form an integral part of these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                     Consolidated Statements of Operations
            (Translation of financial statements originally issued
                         in Spanish - see note 2 (y))


                                                                                    For the years ended
                                                                                January 1 and December 31,
                                                                                  2002                   2001
                                                                                  ----                   ----
                                                                                 Th.Ch.$                Th.Ch.$
  OPERATING RESULTS

     Revenue                                                                   43,793,730               50,669,146
     Cost of revenue                                                         (33,416,387)             (39,825,127)
                                                                          ------------------  -----------------------

     Gross margin                                                              10,377,343               10,844,019
     Administrative and selling expenses                                     (19,273,334)             (20,045,478)
                                                                          ------------------  -----------------------

Operating loss                                                                (8,895,991)              (9,201,459)
                                                                          ------------------  -----------------------


 NON-OPERATING RESULTS

    Interest income                                                               677,581                  763,839
    Other non-operating income                                                  3,274,577                  825,719
    Loss on investments in related companies                                    (313,818)                (182,843)
    Amortization of goodwill                                                     (25,207)                 (13,512)
    Interest expense                                                          (3,608,074)             (10,377,735)
    Other non-operating expenses                                              (3,454,506)             (28,814,883)
    Price-level restatement                                                       129,591              (1,148,940)
    Exchange differences                                                      (1,484,454)              (6,307,160)
                                                                          ------------------  -----------------------

Non-operating loss                                                            (4,804,310)             (45,255,515)
                                                                          ------------------  -----------------------

Loss before income taxes                                                     (13,700,301)             (54,456,974)
     Income taxes                                                                (19,336)                (570,759)
                                                                          ------------------  -----------------------

Loss before minority interest                                                (13,719,637)             (55,027,733)
     Minority interest                                                            198,541                  346,671
                                                                          ------------------  -----------------------

Net loss                                                                     (13,521,096)             (54,681,062)
                                                                          ==================  =======================








The accompanying notes No. 1 to 28 form an integral part of these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
            (Translation of financial statements originally issued
                         in Spanish - see note 2 (y))


                                                                                    For the years ended
                                                                                       December 31,
                                                                                  2002                   2001
                                                                                  ----                   ----
                                                                                 Th.Ch.$                Th.Ch.$

CASH FLOWS FROM OPERATING ACTIVITIES

Collections of trade account receivable                                        44,178,816               52,812,388
Interest income received                                                          213,834                  734,457
Other income received                                                             801,993                  546,791
Payment to suppliers and personnel                                           (42,890,460)             (43,224,505)
Interest paid                                                                   (615,372)              (1,763,883)
Income taxes paid                                                                (43,517)                   72,458
Other expenses paid                                                             (762,716)                (867,647)
Value added tax and other similar payments                                    (2,729,041)              (4,169,271)
                                                                          ------------------  -----------------------

   Net cash provided by (used in) operating activities                        (1,846,463)                4,140,788
                                                                          ------------------  -----------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Placement of cash shares                                                       82,536,396                        -
Other sources of financing                                                        502,355                        -
Payment of loans                                                             (75,974,566)             (13,606,392)
Other financial disbursements                                                    (51,693)                        -

                                                                          ------------------  -----------------------

   Net cash flows provided by (used in) financing activities                    7,012,492             (13,606,392)
                                                                          ------------------  -----------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Sales of property, plant and equipment                                            732,168                  142,509
Sales of permanent investments                                                         71                        -
Sales of financial investments                                                     24,226               13,550,176
Collections of loans from related companies                                       489,295                1,015,753
Other investing income                                                            263,720                  178,118
Additions of property, plant and equipment                                    (8,375,427)              (5,639,471)
Purchase of permanent investments                                               (510,857)                        -
Other investing disbursements                                                   (383,586)                 (95,136)
                                                                          ------------------  -----------------------

   Net cash flows (used in) provided by investing activities                  (7,760,390)                9,151,949
                                                                          ------------------  -----------------------

Net cash flows for the year                                                   (2,594,361)                (313,655)

Effect of price-level restatement on cash and cash equivalents                  (112,895)                 (73,956)
                                                                          ------------------  -----------------------

Net decrease in cash and cash equivalents                                     (2,707,256)                (387,611)

Cash and cash equivalents, beginning of year                                    3,989,062                4,388,838
                                                                          ------------------  -----------------------

Cash and cash equivalents, end of year                                          1,281,806                4,001,227
                                                                          ==================  =======================

The accompanying notes No. 1 to 28 form an integral part of these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
            (Translation of financial statements originally issued
                         in Spanish - see note 2 (y))

                                                                                        December 31,
                                                                                  2002                   2001
                                                                                  ----                   ----
                                                                                 Th.Ch.$                Th.Ch.$

RECONCILIATION OF CASH FLOWS FROM
OPERATING ACTIVITIES AND NET INCOME
FOR THE YEAR

   Net loss                                                                  (13,521,096)             (54,681,062)

   Effect of sale of assets:

   Loss (gain) on sale of property, plant and equipment                            49,133                  (6,351)
   Loss on sale of investments                                                         72                        -

Charges (credits) to income that do not represent cash flows:

   Depreciation                                                                12,310,128               14,008,135
   Amortization of intangibles                                                      7,503                  151,381
   Write-offs and increases in allowances                                       3,589,005               26,663,504
    Loss on investments in related companies                                      313,818                  182,843
   Amortization of goodwill                                                        25,207                   13,512
   Price-level restatement                                                      (129,591)                1,148,940
   Exchange differences                                                         1,484,454                6,307,160
   Other credits to income that do not represent cash flows                             -                (892,433)
   Other charges to income that do not represent cash flows                        35,368                   26,051

Changes in assets that affect cash flows:


   Increase in trade accounts receivable                                     (10,777,846)              (8,111,624)
   Increase (decrease) in other assets                                        (4,045,138)                  512,084

Changes in liabilities that affect cash flows:

   Increase in trade accounts payable                                           5,504,902                7,222,964
   Increase in interest payable                                                 2,980,318                9,273,409
   Increase (decrease) in income taxes payable                                        859                  (8,427)
   Increase in other accounts payable related to non-operating income             857,662                3,133,149
         Decrease in Value Added Taxes and similar payments                     (332,680)                (455,776)
   Minority interest                                                            (198,541)                (346,671)

                                                                          ------------------  -----------------------

   NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                        (1,846,463)                4,140,788
                                                                          ==================  =======================

The accompanying notes No. 1 to 28 form an integral part of these consolidated financial statements.

Note 1 - Registration in the Securities Register

Chilesat Corp S.A. (the "Parent Company") is registered in the Securities Register under No. 0350 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance.

The subsidiary Chilesat S.A. is registered in the Securities Register under No. 0487 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance.

At Extraordinary General Shareholders Meeting held on December 23, 2002 it was agreed to change the name of the Telex-Chile S.A. to Chilesat Corp S.A.


Note 2 - Significant Accounting Principles

a)      Period covered

        The accompanying consolidated financial statements relate to the period between January 1 to December 31, 2002, with comparative figures for the same period of the prior year.

b)      Basis of preparation

        These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile issued by the Chilean Accountants Association and the specific accounting regulations of the Chilean Superintendency of Securities. In case of discrepancies, those regulations issued by the Chilean Superintendency of Securities will supersede.

c)      Basis of presentation

        For comparison purposes, the figures relating to 2001 were restated by the change in the CPI for the period amounting to 3.0%.

d)      Basis of consolidation

        These consolidated financial statements include the accounts of the Parent Company and subsidiaries (collectively, the "Company"). The amounts and effects of transactions between the consolidated companies have been eliminated and the ownership of minority investors have been recognized and presented as minority interest. The subsidiary companies included in the consolidation are detailed as follows:

             Taxpayer                      Company                        Parent Company ownership percentage
          No. or country
                                                                                   2002                     2001
                                                                      Direct     Indirect      Total        Total

         88.381.200-K       Chilesat S.A.                              99.9900            -    99.9900      99.9900
         95.714.000-9       Chilesat Servicios Empresariales S.A.      99.9900            -    99.9900      99.9900
         96.628.790-K       Texcom S.A.                                98.4432            -    98.4432      98.4432
         Panama             Landana Properties Inc.                   100.0000            -   100.0000     100.0000
         Cayman Island      Telex Chile Overseas Ltd.                 100.0000            -   100.0000     100.0000
         96.756.140-1       Telsys S.A.                                99.9997       0.0003   100.0000     100.0000

        As of December 31, 2002 and 2001 the consolidated financial statements include the assets and liabilities of Texcom S.A.'s foreign subsidiaries:

              Country                      Company                       Parent Company ownership percentage
                                                                                   2002                     2001
                                                                      Direct      Indirect     Total       Total

          Colombia          Colomsat S.A.                                     -           -          -     93.5608
          Venezuela         Texcom Telecomunicaciones C.A.                    -           -          -     98.4432
          USA               Alliston Properties Inc.                          -     98.4432    98.4432     98.4432
          Panama            Kroll S.A.                                        -     98.4432    98.4432     98.4432
          USA               Telecom. Investments Joint Venture                -     88.5989    88.5989     88.5989
          USA               NACS Communications Inc.                          -     88.5989    88.5989     88.5989
          Peru              Perusat S.A.                                      -     93.6687    93.6687     93.6687

        As of December 2002 and 2001 the consolidated financial statements include the assets and liabilities of the following subsidiaries of Telsys S.A.

              Taxpayer                     Company                       Parent Company ownership percentage
                No.                                                                2002                     2001
                                                                      Direct      Indirect     Total       Total

          96.969.270-8      Inversiones Proventus S.A.                    55.0000         -      55.0000           -
          96.937.100-6      Gestion Integral de Clientes S.A.              0.0100   54.9900      55.0000           -

        As of December 31, 2002 and 2001, these consolidated financial statements do not include assets and liabilities of the following subsidiary due to the fact this it is in its development and start-up stage.

              Taxpayer                     Company                               Ownership percentage
                No.                                                                2002                     2001
                                                                      Direct      Indirect     Total       Total

          96.928.370-0      Net.Chile S.A.                                99.0000    1.0000     100.0000    100.0000

        Subsidiaries in organization and start-up stage have not been included in consolidation, as required by Circular No. 981 of the Superintendency of Securities and Insurance.


        Additional information:

        Inversiones Proventus S.A.:

        On September 14, 2002, Telsys S.A. acquired 55% of the shares of Inversiones Proventus S.A. for Th.Ch.$502,721 (historical value), equivalent to 55,000 shares that were fully subscribed and paid for by Telsys S.A. generating goodwill of Th.Ch.$290,807.

        Gestion Integral de Clientes S.A.

        On September 14, 2002, Telsys S.A. acquired 0.01% of the shares of Gestion Integral de Clientes S.A. for Th.Ch.$91 (historical value), equivalent to one share that was paid in full by Telsys S.A., generating goodwill of Th.Ch.$59.

        Colomsat S.A.

        On May 10, 2002, the Superintendency of Securities and Insurance authorized the removal from consolidation of the subsidiary Colomsat S.A. for the quarterly financial statements as of March 31, 2002. The consolidated financial statements as of December 31, 2002, do not include the following assets and liabilities of the subsidiary Colomsat S.A.:

                                                      2002                                            2002
                                                      ----                                            ----
                                                     Th.Ch.$                                         Th.Ch.$

      Current assets                                     612,550   Current liabilities                     802,355
      Property, plant and equipment                    7,052,747   Long-term liabilities                10,328,621
      Other assets                                     3,356,760   Shareholders' deficit                 (108,919)

                                                 ----------------- Total Liabilities and       ---------------------
      Total assets                                    11,022,057   Shareholders' deficit                11,022,057
                                                 =================                             =====================



        Telex Chile Overseas Ltd.

        On June 27, 2001, Telex-Chile S.A. made a capital contribution amounting to Th.Ch.$272,310 (historical value), equivalent to 435,000 shares.

        Texcom Telecomunicaciones C.A. (Venezuela)

        On October 30, 2001, the Parent Company sold all its shares of subsidiary Texcom Telecomunicaciones CA. The value of the sale was 1,000 Venezuela Bolivares. This transaction generated a gain of Th.Ch.$1,178,999 for the Parent Company (see Note 19).

e)      Price-level restatement

        These consolidated financial statements have been restated in accordance with price-level restatement regulations in accordance with accounting principles generally accepted in Chile ("Chilean GAAP"), in order to show the effect of the variation in the purchasing power of the Chilean peso. The accumulated variations in the CPI for the years ended December 31, 2002 and 2001 were 3.0% and 3.1%, respectively.

f)      Basis of conversion

        U.S. dollar assets and liabilities, and those expressed in Unidades de Fomento ("UF") have been translated into Chilean pesos at each year-end, using the following rates:

                                                                                       Ch.$ per unit
                                                                                    2002            2001
                                                                                    ----            ----

        UF                                                                        16,744.12      16,262.66
        U.S. Dollar                                                                  718.61         654.79

g)      Time deposits

        Investments in time deposits include principal plus price-level restatements and interest accrued as of each year-end.

h)      Marketable securities

        Investment included in marketable securities are valued as follows:

        - Shares: At the lower of restated acquisition cost or market value at each year-end.

        -     Mutual funds: At the respective unit value at each year-end.

i)      Allowance for doubtful accounts

        The allowance for doubtful accounts is calculated based on the age of the respective accounts receivable or if other factors indicate recovery is doubtful. In addition, an allowance is recorded by the Company based on the historical average default rate.

j)      Other current assets

        This account includes investments in securities or personal property with sellback agreements valued at cost plus interest.

k)      Property, plant and equipment

        Property, plant and equipment are stated at cost plus price-level restatements, and include actual construction and financing costs incurred by the Company until the assets are ready for use, applying the actual average rate of financing.

        Property, plant and equipment maintenance costs, carried out in order to keep the assets operating normally, are expensed in the period incurred.

l)      Depreciation of property, plant and equipment

        Depreciation is calculated using the straight-line method based on the estimated remaining useful lives of the assets.

        The depreciation charge for the year is Th.Ch.$12,310,128
        (Th.Ch.$14,008,135 in 2001).

m)      Leased assets

        Assets acquired under capital lease contracts are shown at the present value of the contract, calculated by discounting the value of installments and the purchase option at the interest rate implicit in the respective contracts. In addition, the corresponding obligation is presented in the current and long-term portion of notes payable, net of its deferred interest.

n)      Investments in related companies

         Investments in related companies are accounted for using the equity method of accounting. This requires the Company to recognize their participation in the investee's results on an accrual basis. The Company uses valuation methodology defined in Technical Bulletin No. 64 issued by the Chilean Accountants Association to translate their foreign investments. These investments are controlled in US dollars.

o)      Accumulated deficit from subsidiaries in development stage

        In compliance with the regulations of the Superintendency of Securities and Insurance, the disbursements and obligations arising from the organization and start-up stage of subsidiaries which are not capitalized as a tangible or intangible assets, are presented as a deduction within shareholders' equity.

        The proportionate amount of accumulated deficit from subsidiaries in the development stage is presented directly in the Company's shareholders' equity.

p)      Investments in other companies

        Investments in other companies are presented at restated acquisition cost.

q)      Goodwill

        Goodwill represents the difference between the acquisition cost of shares of companies and the equity value of these investments at the date of the acquisition. The amortization periods are determined considering such factors as prior period and forecasted financial gains or losses, operating cash flows and other relevant issues, with a maximum amortization period of 20 years.

r)      Income taxes and deferred taxes

        The Company calculates income taxes on the basis of taxable income determined according to current income tax regulations.

        Beginning on January 1, 2000, deferred taxes are recorded in conformity with the provisions of Circular No. 1466 dated January 27, 2000 of the Chilean Superintendency of Securities and Insurance and based on temporary differences between the tax and book values of assets and liabilities, in conformity with Technical Bulletins Nos. 60, 68, 69, 71 and 73 of the Chilean Accountants Association.

         In accordance with these accounting principles, future realization of tax benefits arising from deductible temporary differences or tax losses depends on the existence of sufficient taxable income in the future. During 2002, the Parent Company and its subsidiaries restructured their commercial operations, however they are still generating tax losses and are redefining the future planning strategy. Due to this and in accordance with Technical Bulletin No. 60, the Parent Company and its subsidiaries have recorded a valuation allowance equivalent to 100% of possible taxable benefits arising from temporary differences and tax loss carry forwards.

s)      Staff severance indemnities

        The Company has not contractually agreed with their personnel to pay severance indemnities based on years of service. Amounts actually paid are expensed as incurred.

t)      Revenue recognition

        The Company generally recognizes revenues when services are rendered. The value of services rendered and not billed is included in trade accounts receivable.

        Prepaid calling cards

        Revenue from the sale of prepaid calling cards is recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities (see Note
        16).

        International long-distance traffic

        Revenues from international long-distance traffic are recognized on an accrual basis. Unbilled services are included in trade accounts receivable.

        Trade of international traffic

        The Company has signed operating agreements with foreign correspondents to deliver and receive long-distance traffic. Under these agreements, the Company is entitled to receive the same amount of international traffic from each foreign correspondent as the Company sends to this correspondent from Chile. The net exchange of traffic is collected or paid on the basis of the rates established in the respective agreements.

        Domestic long-distance traffic

        Domestic long-distance telephone revenues are recognized on the basis of calls made and measured at the switching centers considering the rates contracted or prevailing for each service. Calls made but not yet billed are included in trade accounts receivable.

u)      Computer software

        The Company has only computer software acquired from third parties, which is amortized over a maximum period of 4 years.

v)      Expenditure for research and development

        The Company have not incurred in costs related to research and development of projects or special studies. Should this situation occur, these costs would be expensed in the period in which the costs were incurred.

w)      Derivative Contracts

        The Company has forward contracts for the purchase of foreign currency. These have been defined as hedges for existing items and have been purchased and designated as hedge instruments against the variation in the exchange rate. Only the net difference between the change in the value of the hedged instrument and the value of the forward are recorded in the balance sheet, in accordance with Technical Bulletin No. 57 issued by the Chilean Accountants Association.

x)      Statement of cash flows

        In accordance with Technical Bulletin No 50 issued by the Chilean Accountants Institute and Circular 1312 issued by the Superintendency of Securities and Insurance, the Company considers as cash equivalents all investments maturing in less than 90 days.

        Cash flows from operating activities includes all cash flows related to the Company's principal line of business, including interest paid and interest income. It should be noted that the operating concept applied in the preparation of this statement is broader than that used in the statement of income.

y)      Translation of financial statements

        The Company maintains its accounting records in Chilean pesos in accordance with accounting principles generally accepted in Chile ("Chilean GAAP"). For the convenience of the reader, the financial statements and their accompanying notes have been translated from Spanish into English. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States.

Note 3 - Changes in accounting principles

During the period from January 1 to December 31, 2002, there have been no changes in the accounting principles used in relation to the previous year, which could significantly affect the interpretation of these financial statements.

As discussed in Note 9, in 2001 the Parent Company and Chilesat Servicios Empresariales S.A. performed a technical study of their property, plant and equipment to review for obsolescence. Based on the results of the technical study, certain useful lives were changed which produced an increase in depreciation expense of Th.Ch.$1,607,966 in the year ended December 31, 2002.

Note 4 - Marketable Securities

Marketable securities at each year-end were as follows:

                                                                                           Book Value
Instruments                                                                         2002                2001
-----------                                                                         ----                ----
                                                                                   Th.Ch.$             Th.Ch.$


                                      17


Common stock                                                                           3,494              4,208
Mutual funds                                                                         324,021            300,910
Fiduciaria Alianza - Colombia                                                              -                  6
                                                                                  ----------         ----------
Total Marketable Securities                                                          327,515            305,124
                                                                                  ==========         ==========

2002 Mutual funds:

                                                                 Number of              Unit
Institution                                                        Units                Value           Amount
-----------                                                        -----                -----           ------
                                                                                        Ch.$            Th.Ch.$

Inverlink S.A. Administradora de Fondos Mutuos                  266,725.32           1,151.08           307,021
Bice Dreyfus Administradora de Fondos Mutuos                      9,955.83           1,707.54            17,000
                                                                                                       --------
Total mutual funds at December 31, 2002                                                                 324,021
                                                                                                       ========

Note 5 - Short-term Accounts Receivable


The balance of short-term accounts receivable as of December 31, 2002 and 2001 is as follows:


                                                                       Currents
                                 --------------------------------------------------------------------------------------
                                                                 More than 90 days
                                        Up to 90 days             up to one year      Subtotal  Total short-term (net)
                                      2002          2001         2002        2001       2002         2002         2001
                                      ----          ----         ----        ----       ----         ----         ----
                                     Th.Ch.$       Th.Ch.$     Th.Ch.$     Th.Ch.$     Th.Ch.$     Th.Ch.$      Th.Ch.$

 Accounts receivable                10,889,813    9,375,844     233,856     122,963  11,123,669   6,142,374    6,253,008
 Allowance for doubtful accounts             -            -           -           -   4,981,295           -           -
 Notes receivable                    1,984,073    1,870,491     123,093      11,288   2,107,166     510,408     161,152
 Allowance for doubtful accounts             -            -           -           -   1,596,758           -           -
 Sundry debtors                      1,549,115    1,245,313      15,010      10,183   1,564,125   1,564,125   1,255,496
 Allowance for doubtful accounts             -            -           -           -           -           -           -

                                                        2002                                         2001
                                                        ----                                         ----
Trade accounts receivable:                  Th.Ch.$               %                        Th.Ch.$            %

Domestic customers (1)                     10,889,813                                     9,375,844
Allowance for doubtful accounts           (4,981,295)                                   (3,245,799)
                                         ------------                                  ------------
Subtotal                                    5,908,518            96.19%                   6,130,045          98.03%
Foreign customers (correspondents)            233,856                                       122,963
Allowance for doubtful accounts                     -                                             -
                                         ------------                                  ------------
Subtotal                                      233,856             3.81%                     122,963           1.97%
                                         ------------        ----------                ------------      ----------
Total                                       6,142,374           100.00%                   6,253,008         100.00%
                                         ============        ==========                ============      ==========


Notes receivable:

Checks receivable                             371,698                                       352,258
Allowance for doubtful accounts             (330,183)                                     (318,570)
                                         ------------                                  ------------
Subtotal                                       41,515             8.13%                      33,688          20.90%

Promissory notes receivable                 1,360,324                                     1,484,200
Allowance for doubtful accounts           (1,222,574)                                   (1,356,736)
                                         ------------                                  ------------
Subtotal                                      137,750            26.99%                     127,464          79.10%
Other notes receivable                        375,144                                        45,321
Allowance for doubtful accounts              (44,001)                                      (45,321)
                                         ------------                                  ------------
Subtotal                                      331,143            64.88%                           -               -
                                         ------------        ----------                ------------      ----------
Total                                         510,408           100.00%                     161,152         100.00%
                                         ============        ==========                ============      ==========
Other receivables:

 Collection entities                        1,132,063            72.38%                   1,141,585          90.93%
 Advances to suppliers                        252,481            16.14%                      28,986           2.31%
 Other receivables                            179,581            11.48%                      84,925           6.76%
                                         ------------        ----------                ------------      ----------
Total                                       1,564,125           100.00%                   1,255,496         100.00%
                                         ============        ==========                ============      ==========

Note 6 - Balances And Transactions With Related Companies

a)      Notes and accounts receivable from and payable to related companies

        At each year-end the accounts receivable from and payable to related companies are as follows:

Notes and Accounts Receivable

  Taxpayer No.
   or country                     Company                           Short-term                     Long-term
                                                                2002           2001            2002          2001
                                                              Th.Ch.$         Th.Ch.$        Th.Ch.$        Th.Ch.$

  Colombia        Colomsat S.A.                                  106,416              -       1,122,047            -
  96.756.430-3    Chilexpress S.A.                                     -        827,202               -      512,358
  95.017.000-K    Telecomunicaciones de Chile S.A.                     -        277,989               -      318,912
  96.928.370-0    Net-Chile S.A.                                  18,757              -               -            -
  96.819.710-K    Texcom Chile S.A.                                    -              -          87,499       82,121

   Total                                                         125,173      1,105,191       1,209,546      913,391

Notes and Accounts Payable

  Taxpayer No.                    Company                           Short-term                     Long-term
   or country                                                   2002           2001           2002           2001
                                                              Th.Ch.$         Th.Ch.$        Th.Ch.$        Th.Ch.$

  Venezuela       Texcom Telecomunicaciones C.A.                       -        49,662                -            -
  U.S.A.          Melbourne International Communications
                    Ltd.                                          27,503           788                -            -
  77.180.410-1    Inversiones Dona Candelaria Cia. Ltda            5,735             -                -            -
  96.872.680-2    Inversiones y Asesorias S.A.                         -         5,025                -            -


   Total                                                          33,238        55,475                -            -


        Concepts and terms:  2002

        Colomsat S.A.:
        Concept:  Recurring correspondent services

        Terms: The services rendered until October 24, 2001 were converted to Risk Bonds, in accordance with Colombian Law 550. The account receivable as of December 31, 2001 was fully reserved, therefore the amount presented at December 31, 2002 corresponds to 2002 services.

        Net-Chile S.A.:
        Concept:  Intercompany loan
        Terms:  Short-term

        Melbourne International Communications Ltd.
        Concept: Recurring correspondent services
        Terms: Short-term

        Inversiones Dona Candelaria Cia. Ltda.
        Concept:  Intercompany loan
        Terms:  Short-term

        Texcom Chile S.A.:
        Concept: Sale of equipment
        Terms: Long-term

b)      Transactions with related parties

        During the years ended as of December 31, 2002 and 2001, the Company performed the following significant transactions with related parties, in their lines of business and under market normal conditions:

                                                                                      2002                   2001
                                                                                            Effect                   Effect
                                                                                           on income                on income
                                                                                          (Charge)/                (Charge)/
                     Taxpayer     Nature of the                                Amount       credit     Amount        credit
      Company           No.       relationship           Description           Th.Ch.$      Th.Ch.$    Th.Ch.$       Th.Ch.$

Asesorias e
Inversiones
Santa
Teresa S.A.(1)     79.501.020-3  Common             Services received           27,200     (27,200)      43,533     (43,533)
                                 shareholder

Chilexpress
  S.A.(1)          96.756.430-3  Common directors,  Invoicing to
                                 shareholders       Chilexpress S.A.           360,055      305,131     458,263      355,358
                                                    Invoicing fr.
                                                    Chilexpress S.A.             1,448      (1,228)       1,387      (1,176)
                                                    Real estate rentals              -            -     177,180    (177,180)
                                                    Rental of real estate
                                                    delivered                   17,455       17,455      33,507       33,507
                                                    Rental of real estate
                                                    received                         -            -       3,796      (3,796)
                                                    Exclusivity contract of
                                                    franchising and license          -            -     145,163            -
                                                    Courier services            14,055     (11,911)      36,295     (30,759)
                                                    Interest                    38,977       33,031      84,995       72,029

Colomsat S.A.       Colombia     Common directors,  Correspondent services
                                 shareholder        granted                      1,036        1,036           -            -
                                                    Correspondent services
                                                    received                    31,568     (31,568)           -            -
                                                    Interest                     1,258        1,258           -            -

Gestion y Servicio
Externo Ltda.(1)   77.540.250-4  Common executive   Services received          376,821    (319,340)     174,951    (148,263)


Inversiones y      96.872.680-3  Common executive   Services received           15,078     (15,078)     102,440    (102,440)
Asesorias S.A.(1)


Inversiones y      78.308.470-8  Director and       Services received           65,816     (65,816)      43,529     (43,529)
Asesorias                        partner in
Spiridon Ltda.(1)                common

Jadresic y
Consultores
Asociados Ltda.    77.252.740-3  Common director    Services received            7,346      (7,346)           -            -

Melbourne               USA      Common director,   Services granted           383,382      383,382           -            -
International                    shareholder        Correspondent services
Communications                                      granted                    987,489      987,489   1,833,382    1,833,382
Ltd.                                                Correspondent services
                                                    received                 1,124,079  (1,124,079)   3,103,731  (3,103,731)

Net-Chile S.A.     96.928.370-0  Subsidiary         Expense recovery
                                                    Chilesat S.A.                    -            -       1,031            -

Pedro Lizana
Greve (1)          77.260.350-9  Director           Services received                -            -       6,679      (6,679)

                                                                                   2002                   2001
                                                                                   ----                   ----
                                                                                       Effect                  Effect
                                                                                      on income               on income
                                  Nature of the                            Amount  (Charge)/credit  Amount   (Charge)/credit
      Company       Tax id. No.   relationship          Description        Th.Ch.$     Th.Ch.$      Th.Ch.$     Th.Ch.$
      -------       -----------   ------------          -----------        -------     -------      -------     -------

Telecomunicaciones  95.017.000-K  Common director    Interest                 20,788      20,788     47,117       47,117
de Chile S.A.(1)                  and shareholder    Rental El Salto         536,098    (536,098)   919,194     (919,194)

                                                     Leasing El Salto        135,607           -    232,499            -

                                                     Payment to suppliers    561,500           -    887,221            -

                                                     Early termination El
                                                     Salto Lease           1,880,888    (281,447)                      -


Texcom Chile S.A.  96.819.710-K  Common director,    Interest                     -            -      2,062        2,062
                                 shareholder

Texcom              Venezuela    Common director,    Correspondent                -            -     24,052       24,052
Telecomunicaciones                 Shareholder       services granted
C.A.
                                                     Correspondent                -            -     59,923      (59,923)
                                                     services received

(1) In 2002, this Company ceased being a related company.

Note 7 - Income Taxes and Deferred Taxes

a)      Income taxes

        As of December 31, 2002 and 2001, the Parent Company and the following subsidiaries had a loss for tax purposes and therefore did not make a First Category Income Tax provision. The tax losses are as follows:

                                                     2002            2001
                                                     ----            ----
                                                    Th.Ch.$         Th.Ch.$

        Chilesat Corp S.A.                         35,977,509     34,207,939
        Chilesat S.A.                              35,311,682     30,233,718
        Chilesat Servicios Empresariales S.A.       7,869,960      7,093,486
        Texcom S.A.                                   328,028        673,365
        Telsys S.A.                                    18,678        138,728
        Inversiones Proventus S.A.                      1,747              -
        Gestion Integral de Clientes S.A.             539,682              -

       The charge to income for Income Taxes for the year is as follows:

                                                         2002          2001
                                                         ----          ----
                                                       Th.Ch.$       Th.Ch.$
        Income taxes
        Colomsat S.A.                                         -      42,939

        Article No. 21 withholding tax

        Chilesat Corp S.A.                               4,034        4,996
        Chilesat S.A.                                   10,572       10,687
        Chilesat Servicios Empresariales S.A.            2,356        1,701
        Texcom S.A.                                          -          295
        Telsys S.A.                                      2,374        1,412
                                                      --------     --------
        Subtotal                                        19,336       62,030
                                                      --------     --------

        Article No. 59, Paragraph 4, No. 1 withholding tax

        Chilesat S.A.                                        -       33,440
                                                     ---------     --------
        Total current income tax expense                19,336       95,470
                                                      ========     ========

As of December 31, 2002, the Parent Company recorded no retained income for distribution to its shareholders.

     b)  Deferred taxes

        Deferred taxes accumulated as of December 31, 2002 and 2001 are as follows:

                                                           2002                                               2001
      Temporary differences        Deferred Tax Asset        Deferred Tax Liability     Deferred Tax Asset   Deferred Tax Liability
                               Short-term     Long-term    Short-term     Long-term    Short-term Long-term Short-term   Long-term
                                 Th.Ch$        Th.Ch$        Th.Ch$        Th.Ch$        Th.Ch$     Th.Ch$    Th.Ch$      Th.Ch$

Allowance for
  doubtful accounts               686,603       707,409           -              -     714,800           -       -              -
Deferred revenue                  286,549       752,556           -              -     156,202     918,612       -              -
Vacation accrual                   76,057           909           -              -      62,199           -       -              -
Loss for tax purposes                   -    13,604,865           -              -           -  11,553,362       -              -
Depreciation                            -             -     177,447      1,645,417           -           -       -      2,148,614
Leased assets                           -             -     223,817      1,842,927           -           -       -      2,501,588
Lease payables                    173,866     2,321,590           -              -     599,347   2,398,585       -              -
Other accruals                    297,313             -       9,186              -           -           -       -              -
Complementary accounts
  - net of accumulated
    amortization                 (135,824)   (3,633,425)   (454,158)    (3,305,868)       (655) (7,802,342)            (5,175,990)

Valuation allowance            (1,384,564)  (13,753,904)     43,708       (182,476) (1,531,893) (7,068,217)      -        525,788

Totals                                  -             -           -              -           -         -         -             -

c) The detail of income taxes included in the statements of operations is as follows:


        Item                                                           2002                2001
        ----                                                           ----                ----
                                                                      Th.Ch.$             Th.Ch.$

        Current tax expense (tax provision)                             (19,336)           (95,470)
        Effect of deferred tax assets for the year                    3,598,336          3,489,489
        Effect of amortization of deferred tax asset and
        liability complementary accounts                              2,541,269            518,327
        Effect deferred tax assets or liabilities
        due to changes in the valuation allowance                    (6,139,605)        (4,568,921)
        Other                                                                 -             85,816
                                                                      ---------          ---------
        Total                                                           (19,336)          (570,759)
                                                                       ========           ========


Note 8 - Other Current Assets


At each year-end, other current assets consist of:

                                                                        2002                2001
                                                                        ----                ----
                                                                       Th.Ch.$             Th.Ch.$

Securities in guarantee                                                 144,265             41,215
Deposits in guarantee (1)                                                     -             22,736
Purchase transactions with sellback agreements                                -          2,608,467
Other                                                                         -              3,744
                                                                       ---------          ---------
Total                                                                   144,265          2,676,162
                                                                        ========           ========


(1) Guarantee deposit to support a loan granted by Banco Della Suizzera Italiana to Perusat S.A.

Note 9 - Property, Plant and Equipment

a) At each year-end, property, plant and equipment is as follows:

                                           2002                                               2001
                                      Accumulated                                        Accumulated
        Item           Gross value    depreciation      Net value      Gross value      depreciation           Net value
                         Th.Ch.$         Th.Ch.$         Th.Ch.$         Th.Ch.$           Th.Ch.$              Th.Ch.$


 Land                      410,444               -          410,444        994,937                    -            994,937

 Buildings and
infrastructure          48,460,312    (15,894,131)       32,566,181     49,714,844         (14,333,623)         35,381,221

 Machinery and
equipment               58,946,557    (35,918,348)       23,028,209     73,715,322         (37,151,731)         36,563,591

 Other property,
plant & equipment

      Furniture          2,361,407     (1,934,272)          427,135      1,875,107          (1,275,738)            599,369
      Vehicles             149,211       (107,680)           41,531        231,491            (165,128)             66,363
      Leased assets     16,361,315     (3,779,595)       12,581,720     18,428,355          (3,347,709)         15,080,646
      Software           4,324,829     (3,204,386)        1,120,443      4,236,739          (2,187,663)          2,049,076
      Projects             229,274       (186,522)           42,752        256,749            (196,497)             60,252
      Leaseback
         deferred income         -               -                -        113,272                    -            113,272
      Spare-parts          411,660               -          411,660         52,732                    -             52,732

 Total other
  property, plant &
  equip.                23,837,696     (9,212,455)       14,625,241     25,194,445          (7,172,735)         18,021,710

 Total prop., plant
  & equipment          131,655,009    (61,024,934)       70,630,075    149,619,548         (58,658,089)         90,961,459


In 2001, the Parent Company and Chilesat Servicios Empresariales S.A. performed a technical study of their property, plant and equipment to review for obsolescence. The Company recorded a Th.Ch.$ 11,215,500 obsolescence charge directly to property, plant and equipment. Based on the results of the technical study, certain useful lives were changed which produced an increase in depreciation expense of Th.Ch.$ 1,607,966 in the year ended December 31, 2002.

b)      Depreciation expense

        The breakdown of depreciation expense during 2002 and 2001 is as follows:

                                                    2002                2001
                                                    ----                ----
                                                   Th.Ch.$             Th.Ch.$

        Operating costs                           10,858,527         12,584,663
        Selling and administrative expenses        1,451,601          1,423,472
                                                  ----------         ----------
        Total                                     12,310,128         14,008,135
                                                  ==========          =========

c)      Leased assets

        The following assets were acquired by the Company under financial lease arrangements:

                                        2002                                         2001
                       Gross value   Accumulated                               Accumulated
     Description                    depreciation    Net value    Gross value   depreciation      Net value
                         Th.Ch.$       Th.Ch.$       Th.Ch.$       Th.Ch.$        Th.Ch.$         Th.Ch.$
Buildings                1,706,952    (596,092)      1,110,860    2,987,482       (776,265)        2,211,217
Plant and equipment      8,335,008  (2,292,757)      6,042,251    9,188,873     (2,002,856)        7,186,017
Fiber optic network      6,319,355    (890,746)      5,428,609    6,252,000       (568,588)        5,683,412

        Total           16,361,315  (3,779,595)     12,581,720   18,428,355     (3,347,709)       15,080,646


        The companies do not legally own assets acquired under capital leases until they exercise their purchase option. Accordingly, the companies may not freely dispose of them.

        The principal lease agreements maintained by the Company as of December 31, 2002 are as follows:


                                                     Average useful      Average useful
                         Lessor                       life-original      life-remaining            Type of Assets
                         ------                       -------------      --------------            --------------
      Cia. de Seguros La Prevision Vida S.A.          25 years            24.6 years                Buildings
      Security Leasing                                25 years            24.6 years                Buildings
      Entel S.A.                                      20 years            16.0 years                Fiber optic
      Xerox de Chile S.A.                              4 years             0.9 years                Printer
      Unisys (Chile) Corporation                       3 years             0.5 years                Communication equipment
      IBM de Chile S.A.C.                              3 years             2.2 years                Communication equipment
      Sonda S.A.                                       3 years             1.5 years                Computer equipment
      Adexus Chile S.A.                                3 years             0.9 years                Communication equipment
      Coasin Chile S.A.                                3 years             2.0 years                Communication equipment
      South Hills Datacomm Chile S.A.                  3 years             1.5 years                Communication equipment
      Imperial Bank                                    3 years             0.1 years                Communication equipment
      Cisco lease                                    2.3 years             0.3 years                Communication equipment
      Heller Financial CPDI                            4 years             3.7 years                Communication equipment
      Vendor Lease Management                          2 years             1.8 years                Communication equipment
      NTFC                                             3 years             2.8 years                Communication equipment
      Financial Resource Group                         2 years             0.8 years                Communication equipment


Note 10 - Investments in Related Companies

a) Investments in related companies are as follows:


    Taxpayer                                     Control
     No.or                         Country     currency of   Number of     Ownership                               Income for
    Country        Companies       of origin  the investment   shares      percentage      Company's equity         the year
    -------        ---------       ---------  --------------   ------      ----------      ----------------         --------
                                                                          2002     2001      2002      2001      2002       2001
                                                                           %        %       Th.Ch$    Th.Ch$    Th.Ch$     Th.Ch$
                                                                          ----     ----     ------    ------    ------     ------
       U.S.A.       Melbourne
                    International
                    Communications
                    Ltd.             U.S.A.          US$          -        19.90     19.90 (612,711) (951,067)(1,576,977) (918,808)
    96.928.370-0    Net-Chile  S.A.  Chile           Ch.$      1.000.000  100.00    100.00  (22,289)     6,655   (28,944)   (3,307)
    85.894.000-1    Austral S.A.(1)  Chile           Ch.$         581          -      0.06         -         -          -        -

       Total





    Taxpayer No.                 Deferred                              Value                               Book value
     or country                   Income                        using equity method                     of the investment
     ----------        ----------------------------           ----------------------                 -------------------------
                          2002              2001               2002               2001                 2002               2001
                         Th.Ch$            Th.Ch$             Th.Ch$             Th.Ch$               Th.Ch$             Th.Ch$
                         ------            ------             ------             ------               ------             ------

       U.S.A.
                        (313,818)         (182,843)                -                 -                       -               -

    96.928.370-0                -                 -                -             6,655                       -           6,655

    85.894.000-1                -                 -                -                70                       -              70

       Total                                                       -             6,725                       -           6,725




(1) This investment is presented at restated cost.

b) The summarized financial statements of the subsidiary in the organization and start-up stage are as follows:

                                       Total       Total                       Accumulated
       Subsidiary                     Assets     liabilities       Equity        deficit
       -----------                    ------     -----------       ------        -------
                                      Th.Ch.$      Th.Ch.$         Th.Ch.$       Th.Ch.$

       Net-Chile S.A.                  8,084        30,373       (22,289)      (28,944)

c) The variation and most significant effects related to these investments are as follows:

Austral S.A.

On May 20, 2002, Chilesat Corp S.A. sold its entire investment of 581 shares in Austral S.A. o Servicios Integrados S.A. for Ch.$1.


Note 11 - Goodwill

Goodwill at December 31, 2002 and 2001 is as follows:

                                                                   2002                           2001
       Tax                   Company               Amortization for    Goodwill    Amortization for      Goodwill
 Identification                                        the year        balance         the year           balance
     Number                                            Th.Ch.$         Th.Ch.$          Th.Ch.$           Th.Ch.$
   or country
     U.S.A.       Telecomunications
                   Investment Joint Venture              7,399           7,386            6,945             13,876
     96.756.140-1 Telsys S.A.                           12,210         114,125            6,567            126,687
     96.969.270-8 Inversiones Proventus S.A.             4,975         304,787                -                  -
     96.937.100-6 Gestion Integral de Clientes S.A.        623          33,349                -                  -
TOTAL                                                   25,207         459,647           13,512            140,563

Note 12 - Other Assets

The balance of other assets at each year-end is as follows:

                                                       2002            2001
                                                    -----------     -----------
                                                      Th.Ch.$          Th.Ch.$
Deposits and securities in guarantee                   246,790         102,143
Rights for the use of frequency                              -         202,149
Other                                                   23,322          10,291
                                                     ---------       ---------
 Total                                                 270,112         314,583
                                                     =========       =========

Note 13 - SHORT-TERM BANK FINANCINS

The detail of short-term obligations with banks and financial institutions, classified by type of currency is as follows:

                                                                               TYPES OF CURRENCY AND ADJUSTMENT INDEX
                                                                     -------------------------------------------------------------

                          Bank or                                           United States            Other foreign     Unidades de
Taxpayer No.       Financial Institution                                      Dollars                  currencies        fomento
------------       ---------------------                             -------------------------       ---------------   ----------
                                                                      2002                 2001      2002      2001        2002
                                                                     ThCh$                ThCh$      ThCh$     ThCh$       ThCh#
                                                                     -----                -----      -----     -----       -----

                               Short-term
       FOREIGN     Banco Continental (Peru) (1)                          -                  911       -           -           -
       FOREIGN     Banco Credito (Peru) (1)                              9                   34       -           -           -
       FOREIGN     Banca Della Suizzera Italiana (Peru)                  -               20,813       -           -           -
       FOREIGN     Banco Wiese (Per) (1)                                 -                  496       -           -           -
       FOREIGN     Banco Central Hipotecario (Colombia) (1)              -                    -       -         514           -
                   Total                                                 9               22,254       -         514           -
                   Principal owed                                        9               22,254       -         514           -
                   Weighted interest rate                            12.00%              12.00%       -       29.99%          -

                   Short-term portion of long-term

       FOREIGN     Banco de la Prov. de Buenos Aires                     -              727,704       -           -           -
       FOREIGN     Banco Urquijo S.A.(2)                                 -              360,387       -           -           -
   97.037.000-5    Bank of America N.A.(2)                               -           34,542,816       -           -           -
       FOREIGN     Barclays Bank Plc.(2)                                 -            2,543,501       -           -           -
       FOREIGN     Commercial Bank of New York(2)                        -              727,704       -           -           -
       FOREIGN     Ibero Platina Bank(2)                                 -              360,387       -           -           -
       FOREIGN     Interbanka A.S.                                       -              727,704       -           -           -
   96.511.840-3    Investamerica S.A.(2)                                 -           18,075,536       -           -           -
       FOREIGN     Mortgage PayableLynch                               939                  798       -           -           -
       FOREIGN     Mortgage PayablePNC Trust                           627                  533       -           -           -
       FOREIGN     Mortgage PayableGober                               522                  445       -           -           -
       FOREIGN     Nera Finans AS(2)                                     -            6,278,497       -           -           -
       FOREIGN     Pacific Life Insurance Company(2)                     -            3,631,592       -           -           -
       FOREIGN     Shinhan Bank(2)                                       -            1,815,795       -           -           -
       FOREIGN     UnitedHouse                                       2,696                2,344       -           -           -
   97.018.000-1    Scotiabank Sud Americano(2)                           -                    -       -           -           -
   59.004.250-1    Banco Sudameris(2)                                    -                    -       -           -           -
   97.004.000-5    Banco de Chile                                        -                    -       -           -     425,047
   97.006.000-6    Banco Credito e Inversiones                           -                    -       -           -     211,236
   97.032.000-8    BBVA Banco BHIF(2)                                    -                    -       -           -           -
   77.329.230-2    Inversiones DLJ Chile ltda.(2)                        -                    -       -           -           -
   97.005.000-0    Dresdner Banque Nat. de Paris(2)                      -                    -       -           -           -
   59.036.920-9    Bears & Stearn Co.(2)                                 -                    -       -           -           -
   97.036.000-K    Banco Santiago                                        -                    -       -           -      21,468
       FOREIGN     Banco del Pacifico                                    -                    -       -      657,343          -
       FOREIGN     Banco Sudameris                                       -                    -       -      794,539          -
       FOREIGN     Colpatria                                             -                    -       -      554,871          -
       FOREIGN     Coltefinanciera                                       -                    -       -       30,351          -
       FOREIGN     Corficaldas                                           -                    -       -       76,016          -
       FOREIGN     Corp. Financ.Colombiana                               -                    -       -      495,189          -
       FOREIGN     Instituto Fomento Industrial                          -                    -       -    1,355,809          -
   59.036.920-9    Bears & Stearn Co.                                    -                    -       -            -          -
                   Total                                             4,784           69,795,743       -    3,964,118     657,751
                   Principal owed                                    4,784           64,912,256       -    3,964,118     632,231
                   Weighted interest rate                            10.38%                8.63%      -        17.39%       5.26%




                                                                               TYPES OF CURRENCY AND ADJUSTMENT INDEX
                                                                     -------------------------------------------------------------

                          Bank or                                    Unidades de      Non-indexed
Taxpayer No.       Financial Institution                             fomento             Pesos               Total
------------       ---------------------                             -----------  -------------------   -----------------
                                                                      2001         2002       2001      2002        2001
                                                                     ThCh$         ThCh$      ThCh$     ThCh$       ThCh#
                                                                     -----         -----      -----    -----       -----
                    Short-term
  FOREIGN          Banco Continental (Peru) (1)                            -           -          -        -           911
  FOREIGN          Banco Credito (Peru) (1)                                -           -          -        9            34
  FOREIGN          Banca Della Suizzera Italiana (Peru)                    -           -          -        -        20,813
  FOREIGN          Banco Wiese (Per) (1)                                   -           -          -        -           496
  FOREIGN          Banco Central Hipotecario (Colombia) (1)                -           -          -        -           514
                      Total                                                -           -          -        9        22,768

                   Principal owed
                                                                           -           -          -        9        22,768
                   Weighted interest rate
                   Short-term portion of long-term

    FOREIGN        Banco de la Prov. de Buenos Aires                        -           -         -         -      727,704
    FOREIGN        Banco Urquijo S.A.(2)                                    -           -         -         -      360,387
97.037.0005        Bank of America N.A.(2)                                  -           -         -         -   34,542,816
    FOREIGN        Barclays Bank Plc.(2)                                    -           -         -         -    2,543,501
    FOREIGN        Commercial Bank of New York(2)                           -           -         -         -      727,704
    FOREIGN        Ibero Platina Bank(2)                                    -           -         -         -      360,387
    FOREIGN        Interbanka A.S.                                          -           -         -         -      727,704
96.511.8403        Investamerica S.A.(2)                                    -           -         -         -   18,075,536
    FOREIGN        Mortgage Payable-Lynch                                   -           -         -       939          798
    FOREIGN        Mortgage Payable-PNC Trust                               -           -         -       627          533
    FOREIGN        Mortgage Payable-Gober                                   -           -         -       522          445
    FOREIGN        Nera Finans AS(2)                                        -           -         -         -    6,278,497
    FOREIGN        Pacific Life Insurance Company(2)                        -           -         -         -    3,631,592
    FOREIGN        Shinhan Bank(2)                                          -           -         -         -    1,815,795
    FOREIGN        United-House                                             -           -         -     2,696        2,344
97.018.0001        Scotiabank Sud Americano(2)                      1,942,972           -         -         -    1,942,972
59.004.2501        Banco Sudameris(2)                                 369,891           -         -         -      369,891
97.004.0005        Banco de Chile                                   1,693,690           -         -   425,047    1,693,690
97.006.0006        Banco Credito e Inversiones                        795,865           -         -   211,236      795,865
97.032.0008        BBVA Banco BHIF(2)                               2,076,962           -         -         -    2,076,962
77.329.2302        Inversiones DLJ Chile ltda.(2)                   3,046,102           -         -         -    3,046,102
97.005.0000        Dresdner Banque Nat. de Paris(2)                   252,061           -         -         -      252,061

59.036.9209        Bears & Stearn Co.(2)                              504,915           -         -         -      504,915
97.036.000K        Banco Santiago                                           -           -         -    21,468            -

    FOREIGN        Banco del Pacifico                                       -           -         -         -      657,343
    FOREIGN        Banco Sudameris                                          -           -         -         -      794,539
    FOREIGN        Colpatria                                                -           -         -         -      554,871
    FOREIGN        Coltefinanciera                                          -           -         -         -       30,351
    FOREIGN        Corficaldas                                              -           -         -         -       76,016
    FOREIGN        Corp. Financ.Colombiana                                  -           -         -         -      495,189
    FOREIGN        Instituto Fomento Industrial                             -           -         -         -    1,355,809
59.036.9209        Bears & Stearn Co.                                       -           -    64,290         -       64,290

                     Total                                         10,682,458           -    64,290   662,535   84,506,609

                     Principal owed                                10,010,079           -    62,408   637,015   78,948,861

                             Weighted interest rate                      8.18%          -     12.48%

  Percentage of obligations in foreign currency:      0.72%

  Percentage of obligations in national currency:    99.28%

(1) These amounts correspond to accounting overdraft


During April 2002, Redes Opticas S.A. And Redes opticas Corp (Cayman) purchased the outstanding obligations from these creditors, which were later capitalized (See Note 18).

Note 14 - Long-term Obligations with Banks And Financial Institutions

(Ver hoja excel......)
At each year-end, the Company's liabilities maintained with banks and financial institutions consisted of:


                                                                                            Years to maturity
                                                                 -----------------------------------------------------------------
               Bank or                            Currency
               financial                        or indexing       Over 1     Over 2    Over 3     Over 5
 Taxpayer No.  institution                         unit           up to 2    up to 3   up to 5    up to 10        Over 10 years
               ---------                        -----------       -------    -------   -------    --------        -------------

 FOREIGN       Banco de la Prov. de Buenos Aires   US$                -           -          -          -      723,659        2017
 FOREIGN       Interbanka A.S.                     US$                -           -          -          -      723,658        2017
 FOREIGN       Mortgage Payable-Lynch              US$              977       1,091     48,282          -            -           -
 FOREIGN       Mortgage Payable-PNC Trust          US$              652         727     32,082          -            -           -
 FOREIGN       Mortgage Payable-Gober              US$              543         606     26,742          -            -           -
 FOREIGN       United-House                        US$            2,777       3,022      6,868     29,193      215,126        2029
 97.004.000-5  Banco de Chile                      U.F.         419,923     839,845          -          -            -           -
 97.006.000-6  Banco Credito e Inversiones         U.F.         190,841     381,681          -          -            -           -
 97.036.000-K  Banco Santiago                      U.F.          47,606      26,458     58,721    188,344      121,881        2016
 FOREIGN       Colpatria                           $ Colombia         -           -          -          -            -           -
 FOREIGN       Corficaldas                         $ Colombia         -           -          -          -            -           -
 FOREIGN       Corp. Financ.Colombiana             $ Colombia         -           -          -          -            -           -
 FOREIGN       Instituto Fomento Industrial        $ Colombia         -           -          -          -            -           -
                                                                                                        -            -           -
                                                                -------   ---------    -------    -------    ---------     -------
  Total                                                         663,319   1,253,430    172,695    217,537    1,784,324




                                                                      2002                           2001
                                                         ----------------------------           -------------
                Bank or                                    Total long-       Average            Total long-
               financial                                  term at             annual               term
 Taxpayer No.  institution                                financial          interest           at financial
                                                          statement            rate              statement
                                                           closing                               closing

                                                            ThCh$               %                  ThCh$
                                                            -----               -                  -----

 FOREIGN       Banco de la Prov. de Buenos Aires          723,659                 -                    -
 FOREIGN       Interbanka A.S.                            723,658                 -                    -
 FOREIGN       Mortgage PayableLynch                       50,350             11.00               48,129
 FOREIGN       Mortgage PayablePNC Trust                   33,461             11.00               32,116
 FOREIGN       Mortgage PayableGober                       27,891             11.00               26,742
 FOREIGN       UnitedHouse                                256,986              8.50              243,485
 97.004.0005   Banco de Chile                           1,259,768         Tab 180+2%                   -
 97.006.0006   Banco Credito e Inversiones                572,522          Tab 90+2%                   -
 97.036.000K   Banco Santiago                             443,010              6.90                    -
 FOREIGN       Colpatria                                        -                 -              727,029
 FOREIGN       Corficaldas                                      -                 -               93,746
 FOREIGN       Corp. Financ.Colombiana                          -                 -              612,540
 FOREIGN       Instituto Fomento Industrial                     -                 -            1,664,337
                                                        ---------         ---------            ---------
  Total                                                 4,091,305                              3,448,124

 Percentage of obligations in foreign currency:        44.39%
 Percentage of obligations in national currency:       55.61%

Note 15 - Accrued expenses

a) Accrued expenses at December 31, are as follows:


                                                                                    2002                2001
                                                                                    ----                ----
                                                                                   Th.Ch.$             Th.Ch.$
       Short-term accrued expenses

        Vacation accrual                                                             483,102             432,954
        Staff severance indemnities, foreign subsidiaries                             28,234              23,479
        Costs and expenses                                                                 -              96,116
       Allowances and other reserves for related companies                          2,182,186          2,389,230
       Other accrual                                                                       -              14,979
                                                                                    ---------          ---------
        Total                                                                      2,693,522           2,956,758
                                                                                     ========           ========
        Long-term accrued expenses:

        Allowances and other reserves for related companies                                 -          1,037,131
        Negative equity on investments in related companies                          537,768           1,456,565
                                                                                    ---------          ---------
        Total                                                                        537,768           2,493,696
                                                                                     ========           ========

b)      Allowances shown deducted from the respective asset accounts:


        Trade accounts receivable                                                   4,981,295          3,245,799
        Notes receivable                                                            1,596,758          1,720,627
        Adjustment to the market value of marketable securities                         2,233              1,519

c)      Write-offs:

        Trade accounts receivable                                                   1,965,147          1,940,053
        Property, plant and equipment                                                 367,336         18,021,422
        Accounts receivable with related companies                                  1,256,522          5,218,336
        Closing of foreign subsidiaries                                                     -          1,230,515

Note 16 - Other Long-term Liabilities

The detail of other long-term liabilities is as follows :

                                                                                    2002                2001
                                                                                    ----                ----
                                                                                   Th.Ch.$             Th.Ch.$

Rental of connections and transmission media (1)                                     936,753             977,792
Right of use and services agreement   (2)                                          3,996,501           4,266,092
Fiber optic maintenance agreement   (3)                                               45,508             187,491
                                                                                    ---------          ---------
Subtotal (deferred revenue)                                                        4,978,762           5,431,375

Other long-term liabilities                                                          110,221             103,446
                                                                                    ---------          ---------
Total                                                                              5,088,983           5,534,821
                                                                                     ========           ========

(1) The Company has deferred revenues generated from a rental agreement for connections and transmission media for telecommunication signals entered into with Telesat S.A.

(2) On April 21, 1997, Chilesat S.A. entered into a Right of Use and Services Agreement with Chilesat Telefonia Personal S.A. related to the Chilesat S.A.'s fiber optic network for a period of eleven years and six months. The agreement was paid by Chilesat Telefonia Personal S.A., in advance, by offsetting a receivable from Chilesat S.A. relating to a capital increase of Chilesat Telefonia Personal S.A. This amount is being amortized to income over the period of the agreement.

(3) On June 3, 1998, subsidiary Chilesat S.A. signed an agreement with CTC Mundo for the preventive and corrective maintenance of fiber optic cable and related elements owned by that company. The amount is being amortized to income over the 71-month period of the contract.

      The current portion of deferred revenue is as follows:

                                                                                    2002                2001
                                                                                    ----                ----
                                                                                   Th.Ch.$             Th.Ch.$
       Rental of connections and transmission media (1)                                41,387             41,415
       Right of use and services agreement   (2)                                      863,295            762,422
       Fiber optic maintenance agreement   (3)                                        136,523            140,619
       Prepaid calling cards                                                           92,473                  -
       Other                                                                           51,018             31,807
                                                                                    ---------          ---------
       Total                                                                        1,184,696            976,263
                                                                                    =========          =========

Note 17 - Minority Interest


Minority interest corresponds to the portion of the following subsidiaries' equity owned by third parties, as follows:


                          -------------------------------------------------------------------------------------------
                                                2002                                         2001
                          -------------------------------------------------------------------------------------------
                             Minority                        Income            Minority                     Income
         COMPANY             interest        Amount          Statement         interest      Amount         Statement
         -------             --------        ---------       --------          ---------     -------        --------
                                %            Th.Ch.$         Th.Ch.$               %         Th.Ch.$        Th.Ch.$
                             --------        ---------       --------          ---------     -------        --------


Chilesat S.A.                 0.01            291                625            0.01           918          3,491
Chilesat Servicios
Empresariales S.A.            0.01          2,482                119            0.01         2,603            387

Texcom S.A.                   1.56              -                  -            1.56             -        139,554
Telecommunications
Investment

   Joint Venture             10.00         86,121            129,068           10.00       201,960          3,688

Colomsat S.A.                                   -                  -            5.14        67,130        199,551
Inversiones Proventus S.A.   45.00         100,686            68,729               -             -              -
                                           -------            ------                        ------        --------
Total                                      189,580           198,541                       272,611        346,671
                                           -------           -------                       -------        -------

Note 18 - Shareholders' Equity


a) During 2002 and 2001, changes in shareholders' equity were as follows:



                                           Other reserves
                                           Variation in                                         Accumulated
                                 Addition  equity related Cumulative   Reserve    Accumulated   deficit from
                    Paid-in     paid -in   to ADR's       translation  for future deficit       development  Net loss
                     capital     capital   issued         adjustment   dividends  Th.Ch.$       stage        for the year  Total
                     Th.Ch.$     Th.Ch.$   Th.Ch.$        Th.Ch.$      Th.Ch.$                  Th.Ch.$      Th.Ch.$ Th.   Ch.$
                     -------     -------    -------        -------      -------  -----------    -------      -----------   ----

Balance as of      98,111,715    955,393 (3,828,456)   (351,315)    7,694,533  (57,398,598) (2,115,235)    (19,406,576)  23,661,461
January 1, 2001

Distribution of
prior year loss             -          -          -          -             -   (19,406,576)           -     19,406,576            -

Accumulated deficit
from subsidiaries
 in development
stage                       -          -          -          -             -            -       (3,210)              -       (3,210)

Cumulative
translation
adjustment                  -          -          -      (2,004)           -            -             -              -       (2,004)

Capital restatement 3,041,463     29,617   (118,682)    (10,891)      238,531   (2,380,960)    (65,573)              -      733,505


Net loss for the
year                        -          -          -           -            -            -             -    (53,088,410) (53,088,410)

                  -----------  ---------  ----------   ---------    ---------   ----------- -----------  -------------  ------------
Balance as of
December 31, 2001
(historical)      101,153,178    985,010 (3,947,138)   (364,210)    7,933,064  (79,186,134) (2,184,018)    (53,088,410) (28,698,658)
                  -----------  ---------  ----------   ---------    ---------   ----------- -----------  --------------  -----------

Balance restated
for comparison
purposes          104,187,773  1,014,561 (4,065,552)   (375,136)    8,171,056  (81,561,718) (2,249,540)    (54,681,062) (29,559,618)
                  -----------  ---------  ---------    ---------    ---------   -----------   ---------   -------------  -----------


                                           Other
                                           reserves
                                           Variation
                                           in equity                                         Accumulated
                               Contributed related      Cumulative   Reserve                 deficit from
                     Paid-in    Surplus    to ADR's     translation  for future  Accumulated development Net loss
                     capital    Account    issued       adjustment   dividends   deficit     stage       for the year  Total

                     Th.Ch.$    Th.Ch.$    Th.Ch.$      Th.Ch.$      Th.Ch.$     Th.Ch.$     Th.Ch.$      Th.Ch.$ Th.   Ch.$
                     -------    --------    -------      -------      -------   ------------   -------      -----------   ----

Balance as of       101,153,178    985,010  (3,947,138)   (364,210)  7,933,064  (79,186,134) (2,184,018) (53,088,410) (28,698,658)
January 1, 2002

Distribution of
prior year income             -          -           -           -  (7,933,064) (47,339,364)  2,184,018   53,088,410            -

Capital increase
with cash share
issuance (1)         80,336,367                                                                                        80,336,367

Accumulated deficit
from subsidiaries
 in development stage         -          -           -           -           -            -     (28,942)           -      (28,942)

Cumulative
translation
adjustment                    -          -           -     (44,881)          -            -           -            -      (44,881)

Capital restatement   5,234,658     29,551    (118,414)    (10,926)          -   (3,795,766)          -            -    1,339,103


Net loss for the year         -          -           -           -           -            -           -  (13,521,096) (13,521,096)
                      ---------  ---------  ----------    --------    -------- ------------     -------  -----------   ----------
Balance at December
31, 2002            186,724,203  1,014,561  (4,065,552)   (420,017)          - (130,321,264)    (28,942) (13,521,096)  39,381,893
                      ---------  ---------  ----------    --------    -------- ------------     -------  -----------   ----------

(1) At the Extraordinary Shareholders' Meeting held on January 30, 2002, it was agreed to increase the Company's capital, issuing 7,470,659,529 series A shares and 7,177,692,488 series B shares with the same placement value of Ch$ 18 per share for both series. Once the capitalization process was finished on May 30, 2002, only a total of 4,463,131,538 shares were subscribed and paid for, for a total value of Th.Ch.$ 80,336,367 (historical value), of which 4,051,796,724 shares are series A and the remaining 411,334,814 shares are series B. Therefore after concluding the capitalization process, the Company's new capital is formed by a total of 4,691,058,511 shares, of which 4,168,039,480 shares are series A and 523,019,031 shares are series B

On July 9, 2002, in conformity with Article 5 of the Company by-laws, the term of the series of Company shares and their respective preferences expired. Therefore, the Company's capital was divided into 4,691,058,511 ordinary, registered shares, of the same value and without par value, all of which belong to the same series and have no preference whatsoever.

At the Extraordinary Shareholders' Meeting held on July 17, 2002, the shareholders approved a one-for-ten reserve split of the Company's capital shares, which did not affect the capital amount in Th.Ch.$. This changed the Company's number of shares from 4,691,058,511 ordinary registered shares, each of equal value, and without par value, to 469,105,851 shares with the same characteristics.


-     Number of shares:
                                          No. of                                         No. of voting
       Series                             subscribed shares      No. of paid shares      right shares
       ------                             -----------------      ------------------      ------------

      Single Series                       469,105,851            469,105,851             469,105,851
                                          ===========            ===========             ===========

-     Capital (Amount - Th.Ch.$)

      Series                              Subscribed capital     Paid-in capital
      ------                              ------------------     ---------------
      Single Series                       186,724,203            186,724,203
                                          ===========            ===========


b) The accumulated deficit of subsidiary in development stage is as follows:

                                                                                         Amount
            Taxpayer                                               For the year ended
        Number or country                      Company             December 31,2002                Accumulated
        -----------------                      -------             ----------------                -----------

88.381.200-K                       Chilesat S.A                          27,258                        27,258
Cayman Islands                     Telex Chile Overseas Ltd.                131                           131
96.756.140-1                       Telsys S.A.                               16                            16
96.928.370-0.                      Net-Chile S.A.                         1,537                         1,537
                                                                   -------------                  -----------
Total                                                                    28,942                        28,942
                                                                   =============                  ===========



c)     Other Reserves

       Equity variations relating to the placement of ADR's

                                                                                         Amount
            Taxpayer                                               For the year ended
        Number or country          Company                         December 31,2002          Accumulated
        -----------------          -------                         ----------------          -----------

96.675.000-K                       Chilesat Corp S.A.                         -                     4,065,552

                                                                   ------------                   -----------
Total                                                                         -                     4,065,552
                                                                   ============                   ===========



-      The cumulative translation adjustment is as follows:

                                                                                         Amount
            Taxpayer                                               For the year ended
        Number or country          Company                         December 31,2002          Accumulated
        -----------------          -------                         ----------------          -----------

96.628.790-K                       Texcom S.A.                            44,881                      420,017
                                                                    ------------                  -----------

Total other reserves                                                      44,881                    4,485,569
                                                                    ============                  ===========

Note 19 - Other Non-Operating Income and Expenses

The breakdown of other non-operating income and expenses is as follows :

-      Other non-operating income :

                                                                                     2002                2001
                                                                                     ----                ----
                                                                                    Th.Ch.$             Th.Ch.$

       Insurance recoveries                                                            64,153            116,704
       Reversal of bank penalty interest from 2001 (1)                              1,446,400                  -
       Supplier discounts                                                             531,848            111,826
       Recovery of bad debt                                                               486             86,547
       Reversal of provisions                                                               -            357,491
       Credit for absorbed net income                                                   2,819             20,809
       Gain on sale of foreign subsidiary                                           1,178,999                  -
       Other                                                                           49,872            132,342
                                                                                    ---------          ---------
       Total                                                                        3,274,577            825,719
                                                                                    =========          =========

-      Other non-operating expenses:
                                                                                    2002                 2001
                                                                                    ----                 ----
                                                                                   Th.Ch.$              Th.Ch.$

       Amortization of Bank of America loan costs                                           -            258,910
       Severance indemnities                                                           58,673            953,442
       Expenses in the precautionary judicial agreement                               646,970            739,246
       New project studies                                                            201,709                  -
       Study of foreign subsidiaries                                                1,183,255                  -
       Real estate restructuring costs                                                322,023                  -
       Cost of materials due to losses                                                 43,631                  -
       Property, plant and equipment write-offs                                       367,336          6,682,360
       Write-off of obsolete property, plant and equipment                                  -         11,339,062
       Early termination of contract with suppliers                                         -          2,111,464
       Allowances and other reserves for related companies                            457,489          5,205,153
       Closure of foreign subsidiaries                                                      -          1,230,515
       Other                                                                          173,420            294,731
                                                                                    ---------         ----------
       Total                                                                        3,454,506         28,814,883
                                                                                    =========         ==========

(1) This amount corresponds to the reversal of accrued penalty interest, which was reversed due to the renegotiation and capitalization of debt with their creditors.

Note 20 - Price-Level Restatement


The detail of the price-level restatement is as follows :


ASSETS

                                                                      Restatement    (Charge)/credit       (Charge)/credit
                                                                         Index            2002                  2001
                                                                         -----            ----                  ----
                                                                                         Th.Ch.$               Th.Ch.$
Current Assets:

Marketable securities                                                 CPI                         157                 3,711
Time deposits                                                         UF                        2,629                     -
Trade accounts receivable                                             CPI                     263,968               154,478
Notes receivable                                                      UF                       16,606                 7,854
Notes receivable                                                      CPI                       1,781                     -
Other receivables                                                     CPI                         676                 6,168
Other receivables                                                     UF                     (12,920)                     -
Notes and accounts receivable from related companies                  UF                      455,383               521,192
Notes and accounts receivable from related companies                  CPI                     118,940               133,802
Recoverable taxes                                                     CPI                      17,049                17,329
Prepaid expenses                                                      CPI                    (13,019)                11,876
Prepaid expenses                                                      UF                        3,468                 3,390
Other current assets                                                  CPI                         383                25,373
Other current assets                                                  UF                       16,909                12,273

Property, plant and equipment                                         CPI                   2,335,873             3,530,101

Other Assets:
Investments in related companies                                      CPI                      97,051                 7,403
Goodwill                                                              CPI                      10,170                 3,830
Notes and accounts receivable from related companies, long-term       UF                       91,175               256,490
Notes and accounts receivable from related companies, long-term       CPI                     525,390               754,300
Other                                                                 CPI                     291,300             (582,330)
Other                                                                 UF                      196,776               208,482
Expense accounts                                                      CPI                     873,838               795,130

                                                                                    ------------------    ------------------
Net price-level restatement related to assets and expenses                                  5,293,583             5,870,852
                                                                                    ==================    ==================

LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                      Restatement    (Charge)/credit       (Charge)/credit
                                                                         Index            2002                  2001
                                                                         -----            ----                  ----
                                                                                         Th.Ch.$               Th.Ch.$
Current Liabilities:
Due to banks and financial institutions, current portion              UF                      (9,764)             (184,635)
Due to banks and financial institutions, current portion              CPI                   (501,212)           (1,040,083)
Notes payable, current portion                                        UF                     (51,335)              (45,725)
Notes payable, current portion                                        CPI                   (385,160)              (51,108)
Accounts payable                                                      CPI                    (62,066)             (115,878)
Accounts payable                                                      UF                     (60,503)               (6,790)
Other accrued liabilities                                             CPI                     19,300               (48,890)
Other accrued liabilities                                             UF                      (2,144)                 (886)
Notes and accounts payable to related companies                       UF                     (32,603)             (285,190)
Notes and accounts payable to related companies                       CPI                   (268,240)             (183,452)
Other payables                                                        CPI                          -                (1,260)
Other payables                                                        UF                         (19)                    -
Accrued expenses                                                      CPI                    (27,589)                    -
Income taxes                                                          CPI                        626                  (249)
Deferred revenue                                                      CPI                    (22,298)               (4,172)
Other current liabilities                                             CPI                       (459)                    -
Other current liabilities                                             UF                           -                   161

Long-term Liabilities:
Due to banks and financial institutions                               UF                     (47,413)             (130,559)
Due to banks and financial institutions                               CPI                    635,264            (1,083,419)
Notes payable                                                         UF                    (366,424)             (387,558)
Notes payable                                                         CPI                    (78,655)             (212,704)
Notes and accounts payable to related companies                       UF                    (514,831)             (463,995)
Notes and accounts payable to related companies                       CPI                   (831,361)             (699,624)
Long-term accrued expenses                                            CPI                   (102,575)             (160,350)
Deferred revenue                                                      CPI                   (155,371)             (110,282)
Other long-term liabilities                                           CPI                     (6,544)                    -

Shareholders' Equity                                                  CPI                 (1,339,103)             (755,510)

Revenue accounts                                                      CPI                   (953,495)           (1,047,634)

                                                                                  ------------------    ------------------
Net price-level restatement related to liabilities, shareholders'                         (5,163,992)           (7,019,792)
   equity and revenues
                                                                                  ------------------    ------------------

Total price-level restatement                                                                129,591            (1,148,940)
                                                                                  ==================    ===================

Note 21 - Exchange Differences

The application of the exchange differences mechanism is summarized as follows:

                                                                             (Charge)/ credit    (Charge)/credit
Assets                                                    Currency                  2002                2001
-------                                                   --------                  ----                ----
                                                                                   Th.Ch.$             Th.Ch.$
Current Assets:
Cash                                                      US dollars              (288,318)             161,879
Time deposits                                             US dollars               293,145               29,255
Trade accounts receivable                                 US dollars               538,829              578,219
Notes receivable                                                                     1,990                    -
Other receivables                                         US dollars               (91,813)               6,026
Notes and accounts receivable from related companies      US dollars               (39,268)             164,666
Prepaid expenses                                          US dollars                 2,968               37,132
Other current assets                                      US dollars               (11,771)              15,248

Other Assets:
Investments in related companies                          US dollars               218,284              322,368
Notes and accounts receivable from related companies      US dollars             2,566,713            3,122,462
Other                                                     US dollars                     -              517,615
                                                                                ----------           ----------
Subtotal                                                                         3,190,759            4,954,870


Liabilities - Shareholders' Equity
----------------------------------

Current Liabilities:
Due to banks and financial institutions, current portion  US dollars             1,861,696           (2,124,980)
Notes payable, current portion                            US dollars            (1,041,904)              76,435
Accounts payable                                          US dollars              (336,308)            (661,907)
Other accrued liabilities                                 US dollars              (198,168)              (5,601)
Notes and accounts payable to related companies           US dollars            (1,161,364)          (2,812,582)
Other payables                                            US dollars                     -               (7,575)
Accrued expenses                                          US dollars              (165,839)                   -
Other current liabilities                                 US dollars                (2,358)             (21,368)

Long-term Liabilities:
Due to banks and financial institutions                   US dollars            (1,187,280)          (3,723,438)
Notes payable                                             US dollars              (250,861)            (569,908)
Notes and accounts payable to related companies           US dollars            (2,192,827)          (1,411,106)
                                                                                ----------           ----------
Subtotal                                                                        (4,675,213)         (11,262,030)
                                                                                ----------          -----------

Total exchange loss                                                             (1,484,454)          (6,307,160)
                                                                                ==========          ===========

Note 22 - Derivative Contracts

Hoja Excel
The detail of current derivative contracts at year-end is as follows:


 Type of   Type of
Derivative Contract Description of Contracts                                                  Accounts it Affects
---------- -------- ------------------------------------------------------------------        -----------------------------------
                                                              Protected            Value of
                 Value of   Maturity   Specific   Purchase/   Item or              Protected  Asset/Liability           Gain (Loss)
                 Contract   or expiry  Item       sale        Transaction   Amount Item or              Amount Realized Unrealized
                 ThUS$      date                  position      Name        ThUS$  ThCh#      Name      ThCh#  ThCh#     ThCh#

 Forward   CCPE   344,623  Q 1 2003  Foreign     p         Accounts payable  470     337,747    Other      6,876    420     210
                                     currency              and lease                            Payables
                                     exchange              obligations
                                     rate

 Forward   CCPE   439,944  Q 1 2003  Foreign     p
                                     currency              Accounts payable   600    431,166    Other      8,778    456     228
                                     exchange              and lease                            Payables
                                     rate                  obligations

 Forward   CCPE   439,944  Q 1 2003  Foreign     p
                                     currency              Accounts payable   600    431,166    Other      8,778    102     102
                                     exchange              and lease                            Payables
                                     rate                  obligations

 Forward   CCPE   271,299  Q 1 2003  Foreign     p
                                     currency              Accounts payable   370    265,886    Other      5,413    257     257
                                     exchange              and lease                            Payables
                                     rate                  obligations

 Forward   CCPE   711,243  Q 1 2003  Foreign     p
                                     currency              Accounts payable   970    697,052    Other     14,191    (63)    (21)
                                     exchange              and lease                            Payables
                                     rate                  obligations

 Forward   CCPE   711,243  Q 2 2003  Foreign     p
                                     currency              Accounts payable   970    697,052    Other     14,191   (456) (1,723)
                                     exchange              and lease                            Payables
                                     rate        P         obligations

Total           2,918,296                                                   3,980  2,860,069              58,227    716    (947)

Note 23 - Contingencies and Commitments

a) The detail of current contingencies and commitments at year-end is as follows:


  Guarantee             Debtor                                Type of                               Committed Assets
   Creditor                                                  Guarantee                                                Book Value
                         Name                 Rel.                                     Type                           ThCh#

Banco de la P.
 de Buenos Aires        Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
Banco Urquijo S.A.      Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
Bank of America N.A.    Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
Barclays Bank Plc.      Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
Commercial Bank
 of New York            Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
Ibero Platina Bank      Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
Interbanka A.S.         Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
Investamerica S.A.      Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
Pacific Life
 Insurance Company      Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
Shinhan Bank            Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
Scotiabank Sud
 Americano              Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
Banco Sudameris         Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
BBVA Banco BHIF         Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
Inversiones DLJ
 Chile Ltda.            Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
Dresdner Banque Nat.
 de Paris               Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
Bears & Stearn Co.      Chilesat Corp S.A.                      Pledge        Shares of Texcom S.A.                         -
Nera Finans AS          Chilesat Corp S.A.                      Payment
                                                                preference
Banco de Credito
 e Inversiones          Chilesat S.A.       Subsidiary    Industrial pledge   Telecommunication equipment                 4,586
Banco de Chile          Chilesat S.A.       Subsidiary    Industrial mortgage Parcel No. 28 Lo Canas,
                                                              and pledge       telecommunications equipment
                                                                               and branch real estate.
                                                                                                                      1,021,848
Entel S.A.              Chilesat S.A.       Subsidiary        Pledge          Receivable of advance payment
                                                                                to finance construction of
                                                                                 fiber optic network.
                                                                                                                      3,192,181
Nera Finans AS          Telex Chile
                         Overseas Ltd.      Subsidiary        Pledge          Shares of Colomsat S.A. subs.                 -

Banco Della Suizzera
 Italiana               Perusat S.A.        Subsidiary        Guarantee       Time deposit                                  -

Banco de Santiago       Gestion Integral    Subsidiary        Mortgage        Costanera Pacifico building
                        de Clientes S.A.                                      (shops and parking lot)
                                                                                                                        598,815


  Guarantee                    Balance pending                                                Release of guarantee
   Creditor
                              2002      2001         2003       Assets       2004      Assets       2005              Assets
                              ThCh$     ThCh$        ThCh$                   ThCh$                  ThCh$
Banco de la P.
 de Buenos Aires              -         727,704        -          -           -         -              -                -
Banco Urquijo S.A.            -         360,387        -          -           -         -              -                -
Bank of America N.A.          -       3,693,660        -          -           -         -              -                -
Barclays Bank Plc.            -       2,543,501        -          -           -         -              -                -
Commercial Bank
 of New York                  -         727,704        -          -           -         -              -                -
Ibero Platina Bank            -         360,387        -          -           -         -              -                -
Interbanka A.S.               -         727,704        -          -           -         -              -                -
Investamerica S.A.            -       1,925,339        -          -           -         -              -                -
Pacific Life
 Insurance Company            -       3,631,592        -          -           -         -              -                -
Shinhan Bank                  -       1,815,795        -          -           -         -              -                -
Scotiabank Sud
 Americano                    -         326,437        -          -           -         -              -                -
Banco Sudameris               -         103,613        -          -           -         -              -                -
BBVA Banco BHIF               -         734,728        -          -           -         -              -                -
Inversiones DLJ
 Chile Ltda.                  -       1,841,730        -          -           -         -              -                -
Dresdner Banque Nat.
 de Paris                     -          98,950        -          -           -         -              -                -
Bears & Stearn Co.            -          64,290        -          -           -         -              -                -
Nera Finans AS
                              -       6,278,497        -          -           -         -              -                -
Banco de Credito
 e Inversiones             783,758      795,864        -          -           -         -            4,586           Equipment
Banco de Chile                                         -          -           -         -              -                -
                              -                        -          -           -         -              -
                         1,684,815    1,693,691        -          -           -         -        1,021,848           Properties &
Entel S.A.                                             -          -           -         -            -               equipment
                                                                                                                         -
                         6,274,367    5,711,380     95,702     Receivable   104,435    Receivable  113,964        Receivable
Nera Finans AS
                              -       6,278,497        -          -           -          -           -                   -
                                                                                                     -                   -
Banco Della Suizzera
 Italiana                     -          20,813        -          -           -          -           -                   -

Banco de Santiago                                      -          -           -          -           -                   -
                           464,478      484,685        -          -           -          -           -                   -


      Chilesat Corp S.A.


       On June 20, 2001 the Parent Company signed with its subsidiary Telsys S.A. a document referred to as "Early Termination of Agreement for the Provision of Computer and Information Technology Services", which states that as compensation to the subsidiary Telsys S.A. the parties agree that the Parent Company commits to paying the possible compensation requirements to Telsys S.A. exclusively to that date due to the payment of severance indemnities pertaining to the current employees of Telsys S.A. which were immediately re-hired by Xtremo Servicios Ltda. The maximum exposure for the payment of indemnities assumed by the Parent Company amounts to UF 6,824.05.

       Chilesat S.A.

       On September 23, 2002 Chilesat S.A. granted a commercial pledge to IBM that prohibits the encumbrance or sale of the rights and credits arising from the billing and collections service contract signed with VTR Telefonica S.A., in order to guarantee full and timely payment of all amounts owed or that will be owed related to the Lease Contract with Purchase Option. These rights are limited to a maximum amount of US$ 1,712,914.29 as of December 31, 2002.

       During the second half of 2002, the Company was contacted by foreign administrations, specifically Cambodia, which has stated their intention to begin actions against the company and other national carriers due to alleged owed payments for termination of international traffic to which they believe they have rights.

       To date Chilesat S.A. has not been notified of any lawsuit for this concept neither in Chile nor abroad.

       Telsys S.A.

       On September 14, 2002, Telsys S.A. granted a commercial pledge to Inversiones Taormina S.A. that prohibits the encumbrance or sale of the shares of Inversiones Proventus S.A. This pledge guarantee will be removed monthly or quarterly as applicable, as the price pending payment is paid or a prorated amount is paid.

-      Indirect guarantees:

       Chilesat Corp S.A.

       On December 4, 2000 and January 12, 2001, Chilesat Corp S.A. and Chilesat Servicios Empresariales S.A. became the guarantors of the debt obligations of two lease agreements for equipment by Chilesat S.A. from IBM S.A.C. for an amount of US$ 11 million. As of December 31, 2002, US$8,217,421.65 remains outstanding.

       Texcom S.A.

       On October 5, 1999, subsidiary Texcom S.A. became the guarantor of a loan granted to its subsidiary Colomsat S.A. by Banco del Pacifico S.A. (Colombia), which as of December 31, 2002 amounted to Th.Ch.$ 573,451. The guarantee was granted by Texcom S.A. three months prior to the application of Law 550 of 1999, given that the loan is dated October 5, 1999. As such, Banco del Pacifico will not be able to directly require payment from the guarantor, Texcom S.A., and will have to require this payment within the framework provided by the negotiation of the restructuring agreement and be subject to the outcome of the process of Colomsat S.A.

       On May 22, 1997, subsidiary Texcom S.A. provided a guarantee for a loan granted to its subsidiary Colomsat S.A. by Banco Sudameris. As of December 31, 2002, Th.Ch.$ 661,840 of the amount remains outstanding.

b)     Lawsuits

       In September 2002, Guyana Telephone & Company Co., Ltd. (GT&T) filed a complaint against Melbourne International Communications Ltd.
       (MICL). Wajay Investment Inc. (Wajay), NACS Communications Inc. (Texcom USA) and Chilesat S.A. before the Florida State Court in the United States. In 2002, the court absolved Texcom USA of responsibility; however, the court ordered the other three defendants, including Chilesat S.A., to pay a total sum of approximately US$ 1,600,000. This verdict is currently being appealed before the Circuit 11 State Appeals Court of the United States.

       Notwithstanding the above, should GT&T obtain a favorable sentence and try to execute it against Chilesat S.A., the latter could allege lack of jurisdiction of the courts in the United States. Therefore, GT&T may not be able to collect should they win.

       In the opinion of management and their legal counsel, the risk that the Company may incur a material loss is remote, therefore the Company has not recorded a contingent liability.

       The subsidiary Chilesat S.A. is a party in labor lawsuits which management deems will not have a material effect on the consolidated financial statements.

Note 24 - Domestic and Foreign Currency

Assets

                                                                           Amount               Amount
                                        Currency                            2002                 2001
                                        --------                            ----                 ----
                                                                           Th.Ch.$              Th.Ch.$

Total current assets                                                      10,927,265            14,129,312

Cash                               Non-adjustable Ch.$                       296,922               482,778
                                   US dollars                                561,305               175,943
                                   Other currencies                            8,014               182,617

Time deposits                      Non-adjustable Ch.$                             -                 6,744
                                   US dollars                                 91,544               243,768

Marketable securities              Non-adjustable Ch.$                       327,515               305,118
                                   Other currencies                                -                     6

Trade accounts receivable          Non-adjustable Ch.$                     5,534,841             5,098,908
                                   US dollars                                607,533               499,912
                                   Other currencies                                -               654,188

Notes receivable                   Readjustable Ch$                          221,510                     -
                                   Non-adjustable Ch.$                       179,265               161,152
                                   US dollars                                109,633                     -

Other receivables                  Non-adjustable Ch.$                     1,364,196             1,199,051
                                   US dollars                                195,171                30,662
                                   Other currencies                            4,758                25,783

Notes and accounts receivable      Adjustable Ch.$                                 -             1,105,191
  from related companies           Non-adjustable Ch.$                        18,757                     -
                                   US dollars                                106,416                     -

Recoverable taxes                  Non-adjustable Ch.$                       548,110               597,483
                                   Other currencies                          119,032               312,137

Prepaid expenses                   Adjustable Ch.$                               190                 2,631
                                   Non-adjustable Ch.$                       306,659               270,309
                                   US dollars                                178,807                42,990
                                   Other currencies                            2,822                55,779

Other current assets               Adjustable Ch.$                           118,853                36,921
                                   Non-adjustable Ch.$                        25,412             2,570,875
                                   US dollars                                      -                64,622
                                   Other currencies                                -                 3,744

Property, Plant and Equipment                                             70,630,075            90,961,459

Land                               Non-adjustable Ch.$                       257,514               439,330
                                   US dollars                                152,930               143,529
                                   Other currencies                                -               412,078

Buildings and infrastructure       Non-adjustable Ch.$                    31,993,890            34,141,468
                                   US dollars                                572,291               553,093
                                   Other currencies                                -               686,660

Machinery and equipment            Non-adjustable Ch.$                    22,174,379            26,577,307
                                   US dollars                                853,830               780,544
                                   Other currencies                                -             9,205,740

Other property, plant and          Non-adjustable Ch.$                    14,109,745            17,525,569
equipment                          US dollars                                515,496               327,690
                                   Other currencies                                -               168,451

Total other assets                                                         1,939,606             1,375,564



Investments in related companies   Non-adjustable Ch.$                             -                 6,725
Investments in other companies     Adjustable Ch.$                               301                   302

Goodwill                           Non-adjustable Ch.$                       452,261               126,687
                                   US dollars                                  7,386                13,876

Notes and accounts receivable      Adjustable Ch.$                                 -               831,270
  from related companies,          US dollars                              1,209,546                82,121
  long-term

Other                              Adjustable Ch.$                            11,604                11,691
                                   Non-adjustable Ch.$                         6,166                15,500
                                   US dollars                                252,342                85,243
                                   Other currencies                                -               202,149

                                   Non-adjustable Ch.$                    77,595,632            89,525,004
                                   US dollars                              5,414,230             3,043,993
                                   Other currencies                          134,626            11,909,332
                                   Adjustable Ch.$                           352,458             1,988,006


Current Liabilities

                       Currency                              Up to 90 days                            Between 90 days and 1 year
                                                   2002                          2001                     2002               2001
                                                   Annual                 Annual                  Annual                   Annual
                                                  average                average                 average                  average
                                        Amount    interest    Amount     interest   Amount      interest    Amount       interest
                                       Th.Ch.$      rate     Th.Ch.$     rate       Th.Ch.$       rate      Th.Ch.$        rate

Short term        US dollars                  9    12.00%     22,254        29.99%         -           -          -               -
bank financing    Other currencies            -         -        514        12.00%         -           -          -               -

Due to banks and
financial         Adjustable Ch.$             -         -  2,369,370     Tab 90+2%   211,236   Tab 90+2%  5,207,632       Tab 90+2%
institutions,
current portion   Adjustable Ch.$             -         -          -            -    425,047  Tab 180+2%  3,105,457      Tab 180+3%
                  Adjustable Ch.$         5,336     6.90%          -            -     16,132       6.90%
                  Non-adjustable Ch.$         -         -          -            -          -           -     64,290  Tip (30-89)+2%
                  Other currencies            -         -  3,964,118        17.93%         -           -          -               -
                  US dollars                  -         - 15,099,352   Libor 90+3%         -           - 31,900,000     Libor 90+3%

                  US dollars                  -         -    208,593   Libor 180+3%-       -           - 22,583,676    Libor 180+3%
                  US dollars              4,784    10.38%      4,121        10.38%         -           -          -               -

Notes payable
current portion
        - Leasing Adjustable Ch.$       667,804     8.66%    385,455         8.81%   386,793       8.58%    903,953           8.82%
        - Leasing Non-adjustable Ch.$    12,939     8.00%          -            -      5,089       8.00%          -              --
        - Leasing US dollars            693,372     8.43%    193,498         9.96% 1,779,952       8.20%  2,562,697          11.46%
        - Promissory notes
                  Adjustable Ch.$        34,450     6.78%          -            -    171,607       7.01%          -               -
                  Non-adjustable Ch.$    56,253    12.00%          -            -     89,289      12.00%          -               -
        - Customs duties
                  US dollars                  -         -          -            -          -           -    285,041              --
                                                                                                   Libor                      Libor
        - Supplier US dollars                           -          -            -  2,073,922   180+1,75%  1,862,078       180+1,75%
        - Other   Other currencies            -         -    183,356            -          -           -          -               -

Accounts payable  Adjustable Ch.$        68,188         -    287,319            -    222,136           -    148,676               -
                  Non-adjustable Ch.$ 4,313,789         -  3,947,643            -          -           -      1,160               -
                  US dollars          6,780,220         -  5,225,686            -  1,689,858           -  3,295,804               -
                  Other currencies       87,250         -    936,064            -          -           -          -               -
                                                        -
Other accrued
liabilities       Adjustable Ch.$        22,970         -          -            -          -           -          -               -
                  Non-adjustable Ch.$    28,137         -          -            -          -           -          -               -
                  US dollars                  -         -     25,071            -          -           -          -               -
                  Other currencies            -         -    235,588            -          -           -          -               -

Other payables    Adjustable Ch.$             -         -        585            -          -           -          -               -
                  Non-adjustable Ch.$   501,706         -    443,886            -        762           -        772               -
                  US dollars                  -         -          -            -          -           -         15               -
                  Other currencies            -         -     25,338            -          -           -          -               -

Notes and
  accounts payable
  to related      Non-adjustable Ch.$         -         -      5,025            -      5,735           -          -               -
  companies.      US dollars                  -         -     50,450            -     27,503           -          -               -
Accrued expenses  Non-adjustable Ch.$    36,877         -      8,475            -    429,585           -    380,258               -
                  US dollars                  -         -    762,265            -  2,182,186           -  2,389,230               -
                  Other currencies       44,874         -    144,952            -          -           -          -               -

Withholdings      Non-adjustable Ch.$   351,041         -    366,045            -          -           -          -               -
                  Adjustable Ch.$         5,588         -          -            -          -           -          -               -
                  US dollars              1,231         -      9,020            -          -           -          -               -
                  Other currencies        5,617         -    328,747            -          -           -          -               -



Income taxes      Non-adjustable Ch.$          -          -         291             -      3,334           -           -         -

Deferred revenue  Non-adjustable Ch.$    403,793          -     267,922             -    780,903           -           -         -

Other current
liabilities       US dollars                   -          -      73,501             -          -           -           -         -
                  Other currencies             -          -       6,422             -          -           -           -         -

                  US dollars           7,479,616             21,673,811                7,753,421              64,878,541
                  Other currencies       137,741              5,825,099                        -                       -
                  Adjustable Ch.$        804,336              3,042,729                1,432,951               9,365,718
                  Non-adjustable Ch.$  5,704,535              5,039,287                1,314,697               1,167,691


Long-term Liabilities
2002


                     Currency          1 to 3 years             3 to 5 years            5 to 10 years          More than 10 years

                                                Annual                 Annual                    Annual                  Annual
                                   Amount       average     Amount     average        Amount     average      Amount     average
                                   Th.Ch.$   interest rate  Th.Ch.$  interest rate    Th.Ch.$   interest rate Th.Ch.$  interest rate
                                             -------------           -------------    -------   ------------- -------  -------------
Due to banks and
financial

institutions        US dollars           10,395        9.61%   113,974      10.85%     29,193          8.50%    215,126      8.50%
                    Non-adjustable
                    Ch.$                      -            -         -           -          -              -  1,447,317          -
                    Adjustable Ch.$     572,522    Tab 90+2%         -           -          -              -          -          -
                    Adjustable Ch.$   1,259,768   Tab 180+2%         -           -          -              -          -          -
                    Adjustable Ch.$      74,064        6.90%    58,721       6.90%    188,344          6.90%    121,881      6.90%

Notes payable,
long-term:
        - Leasing   Adjustable Ch.$     750,614        9.00%   382,641       8.69%  1,277,983          8.69%  2,440,203      8.69%
        - Leasing   US dollars        3,174,636        8.21%         -           -          -              -          -          -
        -
Promissory notes    Adjustable Ch.$     362,388        6.05%         -           -          -              -          -          -
                    Non-adjustable
                    Ch.$                 87,800       12.00%         -           -          -              -          -          -
        - Customs
duties              US dollars          370,873            -         -           -          -              -          -          -
                                                       Libor
        - Supplier  US dollars          439,789    180+1.75%   293,193           -          -              -          -          -


Long-term accrued   Non-adjustable
expenses            Ch.$                 22,289            -         -           -          -              -          -          -
                    US dollars          515,479            -         -           -          -              -          -          -

Other long-term     Non-adjustable
liabilities         Ch.$              2,759,551            - 1,489,393           -    206,935              -    522,883          -
                    US dollars          110,221            -         -           -          -              -          -          -


                    US dollars        4,621,393                407,167                 29,193                   215,126
                    Adjustable Ch.$   3,019,356                441,362              1,466,327                 2,562,084
                    Non-adjustable
                    Ch.$              2,869,640              1,489,393                206,935                 1,970,200



Long-term Liabilities
2001

                   Currency         1 to 3 years             3 to 5 years             5 to 10 years           More than 10 years

                                            Annual                     Annual                  Annual                     Annual
                                Amount     average         Amount      average      Amount     average        Amount     average
                                Th.Ch.$  interest rate     Th.Ch.$   interest rate  Th.Ch.$   interest rate   Th.Ch.$ interest rate

Due to banks and
financial          Other
institutions       currencies    3,097,652       17.86%            -            -          -            -             -          -
                   US dollars        9,525        9.60%      109,101       10.86%     26,457        8.50%       205,389      8.50%

Notes payable,
long-term
-Leasing           Adjustable
                   Ch.$          1,448,466        8.10%      716,185        8.68%  2,415,554        8.68%     2,513,527      8.68%
-Leasing & P.
 note supp.        US dollars    5,075,017       11.49%            -            -          -            -             -          -
- Customs duties   US dollars      311,458            -            -            -          -            -             -          -
                                                 Libor                     Libor
- Supplier         US dollars      412,737    180+1.75%      275,185      180+75%          -            -             -          -
- Other            Other
                   currencies      115,696            -            -            -          -            -             -          -

Long-term          Non-adjustable
accrued expenses   Ch.$          1,267,303            -            -            -          -            -             -          -
                   US dollars    1,226,393            -            -            -          -            -             -          -

Other long-term    Non-adjustable
liabilities        Ch.$          2,599,002            -    1,607,674            -    661,059            -       563,640          -
                   US dollars      103,446            -            -            -          -            -             -          -


                   Adjustable
                   Ch.$          1,448,466                   716,185               2,415,554                  2,513,527
                   Other
                   currencies    3,213,348                         -                       -                          -
                   US dollars    7,138,576                   384,286                  26,457                    205,389
                   Non
                   adjustable
                   Ch.$          3,866,305                 1,607,674                 661,059                    563,640


                      CHILESAT CORP S.A. AND SUBSIDIARIES

                                RELEVANT EVENTS
      (Translation of financial statements originally issued in Spanish)

Note 25 - Sanctions

During the year ended December 31, 2002, the Company, its directors and managers were not subject to any sanction by the Superintendency of Securities and Insurance or any other administrative authorities.


Note 26 - Subsequent Events

On February 7, 2003, Chilesat Corp S.A. opened a line of credit in UF for the equivalent Th.US$ 15,000, using the shares owned by Chilesat Corp S.A. in Chilesat S.A. and the Intermediate Services concessions of Chilesat S.A as a guarantee.

On January 6, 2003, the Extraordinary Shareholders Meeting of subsidiary Chilesat S.A. approved a capital increase of Th.Ch.$ 43,440,234 through the issuance of 246,427,469 new cash shares, approving that such increase can be capitalized by Chilesat Corp S.A., through capitalization of the credit it holds against Chilesat S.A.

On March 28, 2003, the Board of Directors of the Company, agreed to discontinue their operations in the United States, which had been operated through their subsidiary Nacs Communcations Corporation (Texcom USA) in Miami, Florida. This decision was made in order to focus the Company's resources in developing their principal operations.

This negative trends in the market in which Texcom USA operates caused an increase in the anticipated investments needed to fund this operation. Meanwhile, Texcom USA was experiencing a decrease in margins in 2003, which was expected to continue in the coming years. This situation was incompatible with the new emphasis on key projects for the strategy and the growth of the Company.

The Company estimates that the effect of this decision will result in the recognition of an additional Th.Ch.$ 650,000 loss in the first fiscal quarter of 2003.

Between December 31, 2002 and the date of issuance of these financial statements, there have been no other events of a financial or other nature, that have a material affect on the balances or interpretation of these financial statements.


Note 27 - Environment

Given the nature of the industry where the Company operates, the Parent Company and its subsidiary are not affected by situations which may directly or indirectly affect environmental protection in a significant manner and therefore no disbursements are committed in the future for these purposes.

             CHILESAT CORP S.A. AND SUBSIDIARIES RELEVANT EVENTS

                               RELEVANT EVENTS
       (Transaction of financial statements originally issued in Spanish)

Note 28 - Time Deposits

Time deposits, at each year-end are as follows

Bank or financial institution       Country          2002         2001
                                                    Th.Ch.$      Th.Ch.$

Citibank N.Y.                        USA             90,174       242,465
Bank of America NA                   USA              1,370         8,047
                                                    -------       -------
Total                                                91,544       250,512
                                                     ======        ======

                                  [LOGO]

                       CHILESAT CORP S.A. AND AFFILIATES
                         (FORMERLY - TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT DECEMBER 31, 2002


I.-       EXECUTIVE SUMMARY

          FISCAL YEAR RESULTS

         Chilesat Corp S.A.
         Chilesat Corp S.A. is the holding company of Chilesat S.A., Chilesat Servicios Empresariales S.A. and Texcom S.A., which includes the participation in companies abroad. The results of the Chilesat group at December 2002 showed an improvement of 75.3%, as the loss of Ch$54,681 million recorded in the period 2001 decreased to Ch$13,521 million in 2002.

         The operating result, on the other hand, shows an improvement of 3%, (Ch$-8,896 million) with respect to that recorded in the year 2001 (Ch$-9.201 million). The above is explained both by the reduction in operating costs and expenses (16.1%) as well as by the decrease in administration and selling expenses, which compensated a reduction in the income as a result of a lower activity in the industry.

         Consolidated operating income of Chilesat Corp for the period January
         - December 2002 amounted to Ch$43,794 million, compared to Ch$50,669 million for the same period of 2001. This drop is mainly explained by the lower income recorded by the affiliate Texcom S.A.(Ch$6,007 million). A decrease of 3% in income obtained by the affiliate Chilesat S.A., as a result of the decline in the Multicarrier business line, that has been affected by the slow recovery of the economic activity of the country and resulted in lower traffic, is added to the above.

         Non-operating results at December 2002 improved by Ch$40,451million (89.4%) with respect to the same period in 2001. The above is mainly explained by the financing restructuring experienced by the company during the year 2002, which was translated into a lower financial load and a better result from difference of exchange, due to the capitalization of the financial debt.

         Notwithstanding the improvement of the non-operating result of 2002, it should be considered that through 2002 a series of non-recurrent expenses were recorded, for an approximate amount of Ch$2,442 million, which had negative repercussions on the company's results. The main items are: higher financial expenses due to credit availability commissions (Ch$245 million), higher other non-operating disbursements that include costs related to the judicial agreement (Ch$647 million), extraordinary expenses in foreign affiliates (Ch$1,183 million) and write off of fixed assets (Ch$367 million).

         On the other hand, it should be pointed out that the write off of fixed assets for Ch$18,021 million that negatively affected the Company's results during 2001, will have a positive effect on the medium term, as the depreciation amount of the fiscal year will decrease significantly, which will imply a better result in future fiscal years.

                                  [LOGO]

                       CHILESAT CORP S.A. AND AFFILIATES
                         (FORMERLY - TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT DECEMBER 31, 2002


         Chilesat S.A.
         The affiliate Chilesat S.A., during the year 2002 contributed 76% of the total consolidated income of its parent company Chilesat Corp, amount that reached Ch$33,048 million.

         The income of this affiliate recorded a decrease of 3% with respect to the same period of the year 2001. The above is mainly explained by the lower traffic in the Multicarrier line of business, due to the fact that the telecommunications Chilean market has been very affected by the low economic growth, as a result of the recession that is observed at an international level. However, the important increase in the income for Value Added Services permitted to compensate the lower Multicarrier contribution.

         Chilesat Servicios Empresariales S.A.
         During the year 2002, Chilesat Servicios Empresariales increased its income by 2.4%, totaling Ch$5,248 million, which is explained by the greater efficiency reached with the reorganization experienced by this affiliate, which has permitted to close long term agreements with corporate clients and clients who use network products and long distance products intensively. As a way to obtain profits from the Companies segment, a depuration of the clients' portfolio was carried out, as well as an increase in sales personnel, to improve coverage, and a segmentation of the Companies market so as to be more efficient in the providing service to clients.

         Texcom S.A.
         Through the holding company Texcom S.A., the markets of the United States and Peru are approached. This affiliate experienced a drop in income of Ch$6,007 million, which represent 87% of the lower income experienced by the parent company Chilesat Corp S.A. This drop is mainly explained by the decrease in the activity recorded by its affiliate Texcom USA and by the deconsolidation of the affiliate Colomsat as from January 2002. This line of business and its long-term profitability are being reviewed by Chilesat Corp, as in the United States a situation of high competence is being faced, with a drop in prices.


         CORPORATE INFORMATION

         Company's Strategic Plan
         The Company's Corporate Strategy is focused on increasing the market share of the companies segment, through the delivery of advanced communications services in the Corporate, Large Companies, and Medium and Small Companies markets, through the delivery of high value added services for voice and data applications and the introduction of Local Telephony over IP. Together with the above, and as part of the global strategy, is the consolidation of the Chilesat Group within the long distance and value added services in the Individuals and Companies markets. The implementation of this Corporate Strategy is based on a selective investment plan for the coming years.

         Holding Chilesat
         Chilesat Corp S.A. is the parent company of the Chilesat holding, which has the following affiliated companies: Chilesat S.A., Chilesat Servicios Empresariales, and Texcom S.A which includes the participation in companies abroad.

                                  [LOGO]

                       CHILESAT CORP S.A. AND AFFILIATES
                         (FORMERLY - TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT DECEMBER 31, 2002


         Affiliated Companies
         Chilesat S.A. is a company that operates international and domestic long distance services, commuted Internet services, and value added services (calling cards, chats, etc.), mainly directed to the individuals segment.

         During the year 2002, a campaign was initiated to change the corporate image and name, accompanied by product strategies and promotion programs. In multicarrier, the efficiency of the televenta platform was improved and control was taken of the property of a Call Center with state-of-the-art technology, that seeks to improve the productivity of televentas. Thus, the monthly number of closed fixed charge agreements was increased in more than seven thousand agreements (162%) with respect to what was recorded at December 2001.

         With respect to the value added products, it is important to point out that the company's current situation permits to release new pre-payment products for voice and Internet traffic as well as mobile collect calls. Among these products, for example, the total ticket card has been released, which makes it possible to make calls of different modalities within a pre-payment scheme. The Internet card permits to navigate in a prepaid modality from any telephone, and the mobile control card permits to control personal call traffic through an efficient use of the minutes contracted.

         Chilesat Servicios Empresariales is a company that consolidates directly with Chilesat S.A., provides advanced services to company clients, among them: A) Data Administration, which implies rendering services of high tecnology data networks, satellite services, dedicated Internet accces; b) Voice Commutation, which includes among others IP or Private telephony, value added services to companies and public telephony; and c) Advanced Services, through which Intenet, data center, hosting, and monitoring services are provided.

         During year 2002, work was carried out in the implementation and execution of the Plan focused on the companies segment, for which the support of the Boston Consulting Group was obtained. As a consequence of the above, a reorganization of this affiliate was carried out, which comprises the following aspects:

         a) The staff of sales and engineer personnel was increased by more than 100%, to improve coverage and capacity to face a greater amount of business prospects.

         b) A segmentation of the company clients was made, apart from the definition and assignment of territories, by type of industry. For this purpose, three Sales Management Divisions were created, a Corporate Division to provide service to the 500 main clients, a Large Companies Division to provide service to approximately 5,000 clients, and another one to service the Small and Medium Sized Companies market, with a potential estimated at 70,000 clients.

         c) Strategic alliances were materialized with complementary companies in the offer and business partners with integration profile to resell the Company's services, for example: SONDA, Adexus, Getronics and Belltech.

                                  [LOGO]

                       CHILESAT CORP S.A. AND AFFILIATES
                         (FORMERLY - TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT DECEMBER 31, 2002


         During the year 2002, the purchase of equipment required to maintain a level of rapid response and efficient for our clients and for the new demands of potential companies that wish to use the services of Chilesat SS.EE., has been materialized.

         During 2002, work was also carried out to consolidate an area of high level companies, able to meet the goals proposed, which has already materialized important agreements with strategic clients such as:
         Scotiabank, Chilean Investigation Police, Security Group, Chilean Navy (Directemar), Transbank, El Mercurio, etc.

         As part of the Corporate Strategy, SUBTEL authorized the Concession for Public Telephony (December 2002) to the affiliate Chilesat Servicios Empresariales. This new line of business will start operating during the first quarter of 2003 and will make it possible to offer IP telephony services to the clients of the Chilesat SS.EE. companies.

         Shareholders
         It should be emphasized that the company currently has new controllers, such as GE Capital and the Investment Fund Southern Cross Latin America Private Equity Fund L.P., which together own through the companies Redes Opticas S.A. and Redes Opticas (Cayman) Corp. approximately 85.5% of the property. In line with the above, an internal restructuring process was carried out, through which the company's executive board was changed significantly, and a management team was made up, whose mission is to develop the Strategic Plan of the new shareholders.

         Financing
         As an event subsequent to the closing of this fiscal year, on February 12, 2003, Banco Santander granted a credit for US$ 15,000,000 to Chilesat Corp S.A. that will be used to partially finance the Company's Investment Plan for the next years. This credit accumulates bi-annual interest due in February 2005.

II.-     INCOME STATEMENT

         1) OPERATING INCOME

         Consolidated operating income of Chilesat Corp for the period January-December 2002 was Ch$43,794 million, compared to Ch$50,669 million for the same period in 2001, mainly due to the deconsolidation of the affiliate Colomsat and the lower income obtained by the affiliate Texcom USA. For the year 2002, the main contribution comes from the affiliate Chilesat S.A. which contributes 76% of the total income of its parent office.

                         Accumulated Income Dec. 2002
                              Chilesat Corp S.A.

                [Chart: Chilesat S.A. 76%; Chilesat Servs Emp.
                S.A. 12%; Chilesat Corp S.A. 0%; Texcom S.A. 12%;
                Telsys S.A. 0%]

                                  [LOGO]

                       CHILESAT CORP S.A. AND AFFILIATES
                         (FORMERLY - TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT DECEMBER 31, 2002


         NATIONAL AFFILIATES OPERATION

         MULTICARRIER
         This line of business has maintained a relevant share in the long distance market. The income of this business explains 55% of the company's total consolidated amount. During the period analyzed (Dec. 2002 - Dec. 2001), the industry in general has experienced a drop of 9% in National Long Distance and 6% in International Long Distance, which has resulted in lower traffic for the company both in national long distance (7%) and international long distance (3%). A drop in the average rate of International Long Distance of Chilesat, of 17%, which was partially compensated by a greater average rate of 6% in National Long Distance, is added to the above.

         The average income per client (contracted) of Multicarrier in the individuals segment, dropped from Ch$4,931 in December 2001 to Ch$4,287 in December 2002. In the companies' segment, average income fell from Ch$38,985 to Ch$30,225 during the same period. The above is mainly explained by the sound competition in this market, that strongly pushes the rates down.

         The above was compensated by an increase in the clients' base, which has undoubtedly helped to compensate the rates decreasing trend.


                   Multicarrier Accumulated at December 2002

                [Pie Chart: LDN 68%; LDI 23%; SVA 6%; Other Income 7%; Income Deduct. 4%]


              Average rates Multicarrier Chilesat S.A. (Ch$/min)

                [Pie Chart: LDN, Dec 01, 37.1, Dec 02, 39.2; LDI, Dec 01, 232.8, Dec 02, 193.8]


                         Multicarrier Individuals 2002
                     Number of Clients v/s Average Income

                [Line graph showing relationship between number of clients and average income]


                          Companies Multicarrier 2002
                     Number of Clients v/s Average Income

                [Line graph showing relationship between number of clients and average income]

                                  [LOGO]

                       CHILESAT CORP S.A. AND AFFILIATES
                         (FORMERLY - TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT DECEMBER 31, 2002


         CORPORATE SERVICES
         Chilesat Servicios Empresariales S.A. through its offer of data, voice, and image transmission products, through private and virtual networks, offers solutions to the main companies and corporations in our country. The client portfolio at December 2002 decreased by 10% with respect to 2001, as a result of a depuration of the portfolio towards the most profitable clients, which implied an increase in income generated by this business, reaching Ch$5,248 million at December 2002, figure that is positively compared with the Ch$5,123 million obtained for the same period of 2001.


                           Enterpreneurial Services
                                Average Income

            [Line graph showing growth of Entrepreneurial Services]


         OTHER BUSINESSES
         It is important to state that as from September 2002, a new indirect affiliate of Chilesat Corp is added, called Gestion Integral de Clientes S.A. (Supartner), which was acquired through the affiliate Telsys.

         FOREIGN AFFILIATES OPERATION
         Through the affiliate Texcom S.A. the markets of the United States and Peru are approached, focusing business on Prepayment Cards, Long Distance, and Internet.

         Texcom S.A. experienced a drop in income of Ch$6,007 million, mainly due to the lower activity recorded by its affiliate Texcom USA and the deconsolidation of the affiliate Colomsat (the Insurance and Securities Commission of Chile authorized the Chilesat Corp group not to consolidate its indirect affiliate Colomsat S.A. as from January
         2002).

         The income of Texcom USA has decreased by Ch$2,856 million with respect to the year 2001, as a result of a delay in the startup of the product Equal Access (Multicarrier), and also because the sales of prepayment cards have experienced a lower growth than expected, as a result of the aggressive offers launched by the competition, consisting of more minutes at a lower price. However, this afffiliate in the USA has been able to increase the traffic of prepayment cards with respect to the year 2001.

         Another of the affiliates of Texcom S.A. is Perusat, which contributes 28% to the total income of its parent company. Income at December 2002 was Ch$1,510 million which, compared with the Ch$1,371 million of the same period of the year 2001 represents an increase of 10%.

         The increase in income is explained by the greater traffic registered in the products International Long Distance, National Long Distance, and Prepayment Cards, which was partially compensated by a drop in International Long Distance rates.

                                  [LOGO]

                       CHILESAT CORP S.A. AND AFFILIATES
                         (FORMERLY - TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT DECEMBER 31, 2002



                          Accumulated Income Dec 2002
                                    Perusat

                [Pie Chart: LDI 42%; LDN 17%; Incoming Traffic 16%; Prepayment Card 21%; Others 4%]


         In summary, income from the operation of Chilesat Corp S.A. reached Ch$43,794 million at December 2002, equivalent to a 14% decrease with respect to the same period in 2001, mainly due to the deconsolidation of the affiliate Colomsat and the lower income obtained by the affiliate Texcom USA. 88% of the income was generated by Chilean affiliates and the rest by affiliates abroad (12%).

         2) OPERATING COSTS

         At December 2002, total operating costs decreased 16.1% (from Ch$39,825 million to Ch$33,416 million), mainly due to the decrease of Telecommunications Expenses (Satellite Segment, Channels and Lines, and Rental of Means Abroad), and due to the deconsolidation of Colmosat through the affiliate Texcom S.A., as from the year 2002.

         3) OPERATING RESULT

         At December 2002, the operating result of Chilesat Corp S.A. shows an improvement of 3.3% with respect to year 2001. The above is the result of a reduction in operating costs and expenses, as well as the decrease of administrative expenses, which compensated the decrease in income.

         At December 2002, administrative and selling expenses fell by 3.9% (from Ch$20,045 million to Ch$19,273 million). This decrease in costs is mainly due to the effect of non consolidation of the affiliate Colomsat as from the year 2002.

         4) NON OPERATING RESULT

         Non operating result at December 2002 improved by Ch$40,451 million, which represents an increase of 89.4% if compared with the same period in 2001. The above is mainly explained by lower financial expenses (Ch$6,770 million), a better result due to monetary correction and a difference in exchange (Ch$6,101 million), as well as an increase of other non operating income (Ch$2,449 million) and the decrease of other non-operating disbursements (Ch$25,360 million), all of this as a result of the financial restructuring of the company during this year and to the fact that in 2001 a very important amount of fixed assets (Ch$18,021 million) was written off, with the purpose of adjusting them to their economic value. The above was partially compensated by some non recurrent expenses explained below.

                                    [LOGO]

                       CHILESAT CORP S.A. AND AFFILIATES
                         (FORMERLY - TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT DECEMBER 31, 2002


         NON RECURRENT EXPENSES

         During this year, non recurrent expenses have been recorded for an approximate amount of Ch$2,442 million, which negatively affected the company's results. The main items are: greater financial expenses for credit availability commissions (Ch$245 million), greater other non operating income that include the costs related to the judicial agreement (Ch$647 million), extraordinary expenses in foreign affiliates (Ch$1,183 million) and write-off of fixed assets (Ch$367 million).

         5) NET LOSS

         During 2002, the Company recorded a loss of Ch$13,521 million, that is, Ch$41,160 million less than in the year 2001, when there was a loss of Ch$54,681 million. The above is mainly explained by a reduction in non operating losses, generated mainly by lower financial expenses and a better result from difference in exchange, as a result of the capitalization of financial debts.

         CAPITALIZATION PROCESS

         Due to the capitalization process ended on May 30, 2001, the Company's financial statements have had a positive change. The main changes are:

                  a) Capitalization of the financial debt and equivalent increase of the equity of Ch$73,373 million.

                  b)  Capital contribution in cash for Ch$6,963 million.

                  c) Reversal of penal interest that affected both the financial expenses due to interest accrued in the first quarter of 2002 (for Ch$676 million) and other non-operating income from interest accrued in the year 2001 (for Ch$1,446 million).

                  d) A restructuring agreement of financial liabilities of the affiliate Chilesat S.A. with the Banco de Credito e Inversiones and Banco de Chile (Former Banco de A. Edwards), that sets forth the rescheduling of the debt during four years with four equal annual installments.

                  e) Due to the strong decrease in the financial debt index, the payment commitment of financial interest will decrease, and, therefore, the cash demands for the Company.

         Implications from the point of view of the business are important, as the financial and patrimonial situation will permit to offer the individuals and corporate market, products with a high degree of development and a long-term horizon, thus improving its competitive strengths. In particular, the development of new value added products as well as the offer of more sophisticated corporate and customized services, will be the bases for the company's future development. Currently, there is human, technological, and financial capital to consolidate the existing markets and approach new markets.

                                  [LOGO]

                       CHILESAT CORP S.A. AND AFFILIATES
                         (FORMERLY - TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT DECEMBER 31, 2002


III.-    GENERAL CONSOLIDATED BALANCE SHEET

         The main items of assets and liabilities at December 31, 2002 and 2001, are the following:


                                                 2002               2001
                                                Th.Ch$             Th.Ch$

        ASSETS

        Current Assets                          10,927,265        14,129,312
        Net Fixed Asset                         70,630,075        90,961,459
        Other Assets                             1,939,606         1,375,564
                                            --------------    --------------

                          TOTAL ASSETS          83,496,946       106,466,335

        LIABILITIES
        Current Liabilities                     24,627,297       110,992,876
        Long Term Liabilities                   19,298,176        24,760,466
        Deferred Income                                  0                 0
        Minority Interest                          189,580           272,611
        Stockholders' Equity                    39,381,893       (29,559,618)
                                            --------------    --------------

                          TOTAL LIABILITIES     83,496,946       106,466,335
                                            ==============    ==============


         At December 31, 2002, the Company's consolidated assets decreased by Th.Ch$22,969,389 with respect to the 2001 period. This variation is reflected by a decrease in Circulating Assets of Th.Ch$3,302,047, a decrease in Fixed Assets of Th.Ch$20,331,384 and an increase in Other Assets for Th.Ch$564,042.

         The variation in the circulating assets is explained by a decrease of the documents and accounts receivable from related companies, of Ch$980 million, due to a decrease in the accounts receivable from Chilexpress (Ch$827 million) and Telecomunicaciones de Chile (Ch$278 million). On the other hand, there was a drop in the item other current assets of Ch$2,532 million, due to the lower purchase with backsale commitment purchases (Ch$2,608 million).

         At December 31, 2002, Fixed Assets decreased by Th.Ch$20,331,384 with respect to the previous period, mainly as a result of the deconsolidation of the affiliate Colomsat in the year 2002, whose fixed assets at December 31, 2001 reached Th.Ch$11,759,228. Apart from the above, the variation is explained due to the high depreciation level of the period that the Company has to face, and which reached Th.Ch$12,310,128.

         The other assets increased by Th.Ch$564,042 as a result of an increase in long term accounts receivable with the affiliate Colomsat for Ch$1,122 million, which is not consolidating with the parent company as it is in the process of being sold. The above was compensated by the decrease of the accounts receivable from Chilexpress (Ch$512 million) and Telecomunicaciones de Chile (Ch$319 million).

                                  [LOGO]

                       CHILESAT CORP S.A. AND AFFILIATES
                         (FORMERLY - TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT DECEMBER 31, 2002


         The decrease in Short Term and Long Term Liabilities occurs basically by the capitalization of financial obligations carried out on April and May 2002, according to the preventive judicial agreement.

         The increase of Th.Ch$68,941,511 of the Stockholders' Equity is due mainly to the increase in capital of Ch$82,536 million, as a result of the capitalization of the financial credits and cash carried out due to the financial restructuring of the Company during this year.

IV.-     FINANCIAL INDICES

         The main financial indices and other important items related to the financial statements at December 31, 2002 and 2001, are the following:

                                                                 2002                             2001
                                                                Th.Ch$                           Th.Ch$


        IV.1     Current Liquidity                                        0.44                             0.13
        IV.2     Acid Ratio                                               0.44                             0.13
        IV.3     Debt Ratio                                               1.12                            (4.59)
        IV.4     Proportion of Short Term Debt in
                 Total Debt                                              56.07%                           81.76%
        IV.5     Proportion of Long Term Debt in
                 Total Debt                                              43.93%                           18.24%
        IV.6     Total Assets                            Th.Ch$      83,496,946           Th.Ch$     106,466,335
        IV.7     Operating Income                        Th.Ch$      43,793,730           Th.Ch$      50,669,146
        IV.8     Proportion of Operating Costs in
                 Total Costs                                             63.42%                           66.52%
        IV.9     Proportion of Adm. & Selling
                 Expenses in Total Costs                                 36.58%                           33.48%
        IV.10    Financial Expenses Coverage                             (2.80)                           (4.25)
        IV.11    Operating Result                        Th.Ch$      (8,895,991)          Th.Ch$      (9,201,459)
        IV.12    Financial Expenses Coverage             Th.Ch$      (3,608,074)          Th.Ch$     (10,377,735)
        IV.13    Non Operating Income                    Th.Ch$      (4,804,310)          Th.Ch$     (45,255,515)
        IV.14    R.A.I.I.D.A.I.E.                        Th.Ch$       2,225,404           Th.Ch$     (29,919,723)
        IV.15    Results After Taxes                     Th.Ch$     (13,521,096)          Th.Ch$     (54,681,062)
        IV.16    EBITDA Chilesat Corp
                 (consolidated group)                    Th.Ch$       3,421,640           Th.Ch$       4,958,057
                 EBITDA Chilesat S.A. only Chile)        Th.Ch$       6,874,888           Th.Ch$       7,512,548


                                  [LOGO]

                       CHILESAT CORP S.A. AND AFFILIATES
                         (FORMERLY - TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT DECEMBER 31, 2002


                    ANALYSIS OF IMPORTANT INDICES AND ITEMS

        IV.1      CURRENT LIQUIDITY                 0.44                  0.13

                  This index increases mainly due to the capitalization of financial obligations as a result of the preventive judicial agreement that took place in April and May, 2002.

         a)       INCREASE AND DECREASE IN CURRENT ASSETS

                  SALES DEBTORS

                  This item shows a net decrease explained by invoices receivable from national clients (Th.Ch$ 221,527), which was partially compensated by an increase in correspondents (Th.Ch$ 110,893).

                  SUNDRY DEBTORS

                  This item presents an increase of Th.Ch$308,629, mainly due to the greater advance to suppliers of Th.Ch$223,495

                  DOCUMENTS AND ACCOUNTS RECEIVABLE FROM RELATED COMPANIES

                  The negative variation of this item of Th.Ch$ 980,018 is mainly explained by the decrease in accounts receivable from Chilexpress (Ch$827 million) and Telecomunicaciones de Chile (Ch$278 million).

                  OTHER CURRENT ASSETS

                  The decrease of this item in Th.Ch$2,531,897 is mainly due to the fact that the investments maintained in purchase Operations with backsale commitment were used for the normal operation of the Company and to finance its Investment Plan.


         b)       INCREASES AND DECREASES IN CURRENT ASSETS

                  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS. LONG TERM SHORT TERM PORTION

                  The decrease of Th.Ch$83,844,074, is mainly due to the renegotiation and capitalization of financial liabilities, as a result of the preventive judicial agreement.

        IV.2      ACID RATIO                       0.44                   0.13

                  This index is equal to that mentioned in the previous point IV.1 as the Company and its affiliates have no stocks.

                                  [LOGO]

                       CHILESAT CORP S.A. AND AFFILIATES
                         (FORMERLY - TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT DECEMBER 31, 2002


        IV.3     DEBT RATIO                       1.12                 (4.59)

                 The variation of this index with respect to the previous period is given mainly by the increase in capital made through the capitalization of financial credits and cash for a total amount of Th.Ch$80,336,367.

        IV.4     PROPORTION OF SHORT TERM DEBT IN
                 TOTAL DEBT                      56.07%                 81.76%

                 The detail of the items that explain the increase of this index is included in point IV.1.b.

        IV.5     PROPORTION OF LONG
                 TERM DEBT IN TOTAL
                 DEBT                            43.93%                 18.24%

                 Long Term Liabilities experienced a fall of Th.Ch$5,462,290 explained basically due to lower liabilities in Documents Payable in Leasing and Promissory Notes for Th.Ch$3,692,484, the lower provision of Current Accounts of related companies for Th.Ch$1,037,131 and the lower negative stockholders' equity in related companies for Th.Ch$918,797.

        IV.6     TOTAL ASSETS          Th.Ch$ 83,496,946    Th.Ch$ 106,466,335

                 The decrease of Th.Ch$22,969,389 at December 31, 2002, with respect to the same period in 2001, is explained with what is mentioned in point III.

        IV.7     OPERATING INCOME      Th.Ch$ 43,793,730     Th.Ch$ 50,669,146

                 Operating income decreased by Th.Ch$6,875,416 with respect to the previous year, mainly due to what is explained in point II.1.

        IV.8     PROPORTION OF OPERATING COSTS IN
                 TOTAL COSTS                     63.42%                 66.52%

                 There is a decrease in this index, as the operating costs experienced a greater drop with respect to the decrease in administrative and selling expenses, explained in point II.2.

        IV.9     PROPORTION OF ADM.
                 & SELLING EXPENSES
                 IN TOTAL COSTS                  36.58%                 33.48%

                 There is an increase in this index, because the drop in operating costs was greater than the decrease of Adm. and Selling Expenses explained in points II.2. and II.3.

                                    [LOGO]

                       CHILESAT CORP S.A. AND AFFILIATES
                         (FORMERLY - TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT DECEMBER 31, 2002


        IV.10    FINANCIAL EXPENSES COVERAGE      (2.80)                (4.25)

                 The negative decrease of this index is due to the negative result before taxes, lower in relation to the previous period, due to the financial restructuring of the company that contemplated the debt capitalization.

        IV.11    OPERATING RESULT     Th.Ch$ (8,895,991)   Th.Ch$ (9,201,459)

                 The variation of the operating result is explained in point II.3

        IV.12    FINANCIAL EXPENSES
                 COVERAGE              Th.Ch$ (3,608,074)  Th.Ch$ (10,377,735)

                 The variation of the financial expenses is explained in point II.4.

        IV.13    NON OPERATING
                 INCOME            Th.Ch$ (4,804,310)     Th.Ch$ (45,255,515)

                 The decrease in the negative operating result is mainly due to a better result generated by the Monetary Correction and difference in exchange (due to debt capitalization), an increase in other non operating income (reversal of bank interest surplus of 2001), a decrease in financial expenses, and that the penalty of fixed assets was carried out in the year 2001.

        IV.14    R.A.I.I.D.A.I.E.    Th.Ch$  2,225,404    Th.Ch$ (29,919,723)

                 The increase of this index is due to a negative result before taxes lower with respect to the previous year, as this year, when the financial restructuring of the company was carried out, the company improved the financial profile and, on the other hand, in the year 2001 important write offs in assets were made, in order to reflect the economic value thereof.

        IV.15    RESULTS AFTER TAXES  Th.Ch$ (13,521,096) Th.Ch$ (54,681,062)

                 The variation of this result is mainly explained by the description in point II.5.

        IV.16    EBITDA Chilesat Corp
                 (consolidated group)    Th.Ch$ 3,421,640   Th.Ch$   4,958,057

                  This indicator is calculated as: Operating Result + Fiscal Year Depreciation + Amortization of Intangibles. The variation of this result is explained by the deconsolidation of Colomsat in the year 2002. It should be pointed out that the EBITDA of Chilesat S.A. for the year 2002, and which represents the management of the group in

                                  [LOGO]

                       CHILESAT CORP S.A. AND AFFILIATES
                         (FORMERLY - TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT DECEMBER 31, 2002


         Chile, reaches Ch$6,875 million figure that is affected by the negative contribution of the companies abroad, mainly Texcom USA.


                                 PROFITABILITY

         STOCKHOLDERS' EQUITY PROFITABILITY

         Defined as the ratio of the period results and the average stockholders' equity; corresponds to -2.75.

         ASSET PROFITABILITY

         Defined as the ratio of the period results and the average assets; corresponds to -0.14.

         PROFITABILITY OF OPERATING ASSETS

         Defined as the ratio of the period operating results and average operating assets, corresponds to -0.10. Current assets and fixed assets are considered as operating assets.

         PROFITABILITY PER SHARE

         Defined as the period results divided by the number of shares registered and paid up at the closing of the period; corresponds to Th.Ch$-0.03.

         MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND VALUE OF THE COMPANY'S ASSETS.

V.- At December 31, 2002, the Company and its affiliates do not show significant differences that should be pointed out. It should be mentioned that the Company together with our External Auditors, during 2001 conducted an analysis of the Company's fixed assets, and wrote off an amount of Ch$18,021 million, taking them to their economic value.


         CASH FLOW

                                                                         2002                        2001
                                                                        Th.Ch$                      Th.Ch$

        Flow originated by operating activities                        (1,846,463)                  4,140,788

        Flow originated by financing activities                         7,012,492                 (13,606,392)

        Flow originated by investment activities                       (7,760,390)                  9,151,949


                                    [LOGO]

                       CHILESAT CORP S.A. AND AFFILIATES
                         (FORMERLY - TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT DECEMBER 31, 2002


        Description of Cash Flow Variations

        Flow originated by operating activities:
        The resources generated by operating activities decreased with respect to the previous year by Th.Ch$5,987,251, mainly due to a decrease in the collection of debtors for sales (as a result of lower operating income) of Th.Ch$8,633,572 that were compensated with lower payments to suppliers and personnel, Value Added Taxes and Interest Paid.

        Flow originated by financing activities:
        The increase of Th.Ch$20,618,884 in the resources originated in financing activities is mainly due to the increase in capital made with cash and capitalization of financial credits, which was compensated with the payment of loans due to the financial restructuring.

VI.-    Flow originated by investment activities:
        The resources originated by investment activities decreased by Th.Ch$16,912,339 mainly due to the decrease of investments in financial instruments of Th.Ch$13,525,950 which were directed to the financing of the normal operation of the company, as well as to the financing of investments of the Company's Development Plan.


        MARKET RISK ANALYSIS

        Financial Risks

        At December 31, 2002, the Company and its affiliates have a coverage level above the rate of exchange, as forwards of dollars were taken up to April 30, 2003, in order to cover the main disbursements in said currency. In relation to the coverage of interest rates, it should be pointed out that most of the liabilities acquired by the Company are established in fixed rates and only 5.89% is maintained at a floating rate (TAB and Libor).

        The following is the unmatching between the assets and liabilities:

        Assets in dollars of the United States of America      Th.US$ 7,534.31

        Liabilities in dollars of the United States of America Th.US$28,535.53

        The composition by foreign currency of the operating result, in percentages on each item, is the following:

        Operating income                                              23.09%

        Operating costs                                               38.20%

        Administrative & Selling expenses                             17.62%


        Risk of Default

        As regards the coverage policy related to the risk of default in accounts receivable, we may inform that, monthly, a provision of irrecoverable amounts is established and accounted for, on these accounts. The above is based on the historical behavior of the recovery of accounts receivable.

        The methodology used by the Company, uses sufficiently long periods in which the balances in the clients' accounts show a low collection expectation, which ensures that the risk of default of the accounts receivable is covered by said coverage policy.

                      TELEX-CHILE S.A. AND SUBSIDIARIES
                                   RELEVANT EVENTS

The essential or relevant events reported to the Superintendence of Securities and Insurance, in the period included between January 1 and December 31, 2002, are the following.

1. By letter of January 8, 2002, the subsidiary Chilesat S.A. reported the following:

         That at Regular Board Meeting held on this day, January 7, 2002 Mr. Jorge Awad Mehech tendered his resignation as of this same date, to the position of Chairman of the Board, and the latter unanimously appointed Mr. Juan Pablo Roman Rodriguez as new Director of the Company to substitute Mr. Awad.

         That the Board of Directors unanimously proceeded, with the exclusive abstention of the person appointed, to name Mr. Juan Pablo Roman Rodriguez as new Chairman of the Board and also President of the Company.


         Consequently, the Board of Directors of Chilesat S.A. is formed by Mr. Juan Pablo Roman Rodriguez as Chairman, Mr. Juan Eduardo Ibanez Walker as Vice Chairman, and the directors Messrs. Fernando Aguero Garces, Patricio Claro Grez, Pedro Lizana Greve, Guillermo Morales Errazuriz, Heriberto Urzua Sanchez Jose Miguel Valdes Lira and Luis Vidal Hamilton-Toovey.

2.   By letter of January 8, 2002, the following was reported:

     That the Board of Directors of Telex-Chile S.A. at regular meeting held on January 7 2002, resolved to call the shareholders of Telex Chile S.A. to a Special General Shareholders' Meeting for Wednesday January 30 at
     10.00 a.m. to be held in the Company's offices located at Rinconada El Salto Number 202, of the Municipality of Huechuraba of the city of Santiago, in order to take a resolution on the following matters:

     1. To give an account and report on the terms of the preventive judicial agreements of the Company and of its subsidiary Chilesat S.A. agreed at their respective Creditors' Meeting, and especially on the obligations that they must fulfill according to them.

     2. To increase the equity capital in a sum of not less than Ch$ 248,498,772,823 or in the amount that may be determined by the General Meeting, issuing for this purpose the pertinent number of shares, pro rata between A and B series, in order to carry out the capitalization of direct and indirect credits against the Company that the financial creditors have

                       TELEX-CHILE S.A. AND SUBSIDIARIES
                                   RELEVANT EVENTS


         defined as such in the preventive judicial agreement of Telex-Chile S.A. that should voluntarily agree, as also to capitalize of those credits against the subsidiary Chilesat S.A. that are assumed by Telex-Chile S.A. by virtue of the novation due to change of debtor provided for in such agreement, all this without prejudice to the legal right of preferential subscription that corresponds to the shareholders and/or their assigns.

         For such purpose the General Meeting will determine the value of placement and the number of shares to be issued for each series of shares into which the capital of the Company is divided, proposing to maintain the present existing pro rata between such series of shares and their respective preferences, and the General Meeting will also determine the form, conditions, terms and time periods for the issue, subscription and payment of the shares that it is resolved to issue.

     3. To resolve that the shares that are issued in each series against the capital increase to be approved, will be destined exclusively to be subscribed and paid for by the shareholders and/or assigns of the preferential option, cash down at the time of the subscription or else to be subscribed and paid for by the financial creditors through the capitalization of credits prior to the issue that such financial creditors or their assigns may have against the Company, according to what is established in number 4 and 5 of Section III of the Norm of a General Nature No. 30 of the Superintendence of Securities and Insurance.

     4. To authorize the Board of Directors, so that, with the broadest attributions, it may request the registration in the Registry of Securities of Superintendence of Securities and Insurance the issue of shares to be resolved, and that, once such issue is registered, it may offer such shares to the beneficiaries of the emission, on one or more occasions, as determined by the Board of Directors itself, within the period of 120 calendar days from the date when the Creditor' Meeting that resolved the preventive judicial agreement is held.

     5. To take all the other resolutions that may be necessary and conducive to implement, facilitate and in general carry out the decisions of the special general shareholders' meeting on the abovementioned matters, as also any adaptations and complementation of the text of the bylaws that may be a consequence of the modifications that may be resolved by the general meeting, and grant the powers that may be necessary to materialize the resolutions that may be taken.

         It was also reported at the same Regular Meeting of the Board of Directors, that Mr. Jorge Awad Mehech tendered his resignation as of that same date to the position of Chairman of the Board and Director of the Company, that was accepted by the Board, the latter therefore unanimously appointing Mr.

                       TELEX-CHILE S.A. AND SUBSIDIARIES
                                   RELEVANT EVENTS


         Juan Pablo Roman Rodriguez as new Director of the Company, to substitute Mr. Awad.

         It was also reported that the Board unanimously, and with the sole abstention of the person appointed, proceeded to name Mr. Juan Pablo Roman Rodriguez as Chairman of the Board, and President of the Company.

         Consequently, the Board of Directors of Telex-Chile S.A. remained integrated by Mr. Juan Pablo Roman Rodriguez as Chairman, Mr. Juan Eduardo Ibanez Walker as Vice President, and the directors Messrs. Fernando Aguero Garces, Patricio Claro Grez, Pedro Lizana Greve, Guillermo Morales Errazuriz, Heriberto Urzua Sanchez Jose Miguel Valdes Lira and Luis Vidal Hamilton-Toovey.

     3.  By letter of January 25, 2002 the following was reported:

         That through resolutions issued on this day, the Twenty-eighth Civil Court of Santiago declared as approved the respective Preventive Judicial Agreements of Telex-Chile S.A. and Chilesat S. A.

     4.  By letter of January 30, 2002, the following was reported:

         That at the Special General Shareholders' Meeting of Telex-Chile S.A., held today, January 30, 2002, and which was attended by shareholders representing 89.3552% of the shares issued by the Company, the General Meeting resolved the following:

               1. To increase the equity capital of the Company from the sum of Ch$ 98,111,714,580, that includes the capitalization of the distribution of the revaluation of the equity capital on December 31, 2000, in accordance with the balance sheet approved by the regular General Shareholders' Meeting held on April 27, 2001, divided into 116,242,756 registered shares of the A series and in 111,684,217 registered shares of the B Series, all of equal value and without par value, to the sum of Ch$ 361,782,050,877, divided into 7,586,902,285 registered shares of the A series and in 7,289,376,705 registered shares of the B series, issuing simultaneously on one or more occasions, 7,470,659,529 shares of the same A Series and 7,177,692,488 shares of the same B series, in each case pro rata to their present participation in the equity capital, of the same placement value for both series of Ch$ 18 per share, in order to cover such capital increase, which will be preferentially offered to the Company's shareholders, pro rata to the shares they hold.

                       TELEX-CHILE S.A. AND SUBSIDIARIES
                                   RELEVANT EVENTS


                    The shares to be issued in each series against such capital increase, will be destined exclusively to be subscribed and paid for by the shareholders and/or assigns of the preferential option, or be subscribed and paid for by the financial creditors, cash down at the time of their subscription or through the capitalization of the credits prior to the issue, that such shareholders or financial creditors or their assigns might have against the Company, according to what is established in number 4 and 5 of
                    Section III of the Norm of a General Nature No. 30 of the Superintendence of Securities and Insurance.

                    The shareholders that are entitled to subscribe shares or their assigns must express in writing their intention to subscribe them within the maximum period of 30 days from the publication of the notice of preferential offer. If nothing is expressed within such term, it will be understood that they waive that right. The shares that are not subscribed by the shareholders and/or their assigns making use of their preferential option, cannot be offered by the Board to third parties at values that are lower or in conditions that are more advantageous than those, and must be placed by the Board of Directors at the disposal of the financial creditors of the Company or of the assigns of their respective credits, as may be the case, in order to comply with the capitalization of credits provided for in the Preventive Judicial Agreement of the Company agreed on December 28, 2001 before the Twenty-eighth Civil court of Santiago.

                    The value of the shares to be subscribed by the financial creditors and/or their assigns shall be paid by means of the capitalization of their credits, with the corresponding set off until the concurrence of the existing credits and which have been properly accredited, that such creditors may have against the Company, granted prior to the issue of such shares. For purposes of the capitalization, financial creditors of the Company will be understood to be those who are defined as such in the preventive judicial agreement agreed on December 28, 2001 before the Twenty-Eighth Civil Court of Santiago, that is to say: (i) Those financial creditors of Telex-Chile S.A. who originally had that capacity; or (ii) those financial creditors who acquire the capacity of creditors against Telex Chile S.A. as a result of the novation due to change of debtor that the financial creditors of its subsidiary Chilesat S.A. are entitled to make. The value of their credits will be determined by the Board of Directors, taking into account the stipulations of such preventive judicial agreement. All the shares through which the capital increase will be made must be issued, subscribed and paid for within the maximum period of 120 calendar days from December 28, 2001. If upon the expiration of this term the capital increase has not been paid, this must be reduced to the sum actually paid.

                       TELEX-CHILE S.A. AND SUBSIDIARIES
                                   RELEVANT EVENTS


               2. Authorize the Board of Directors, so that with the broadest attributions, it may adopt all the rest of the resolutions that may be necessary to implement the capital increase, being able to establish the rest of the modalities of the issue and placement of the paid shares, and to request the registration in the Registry of Securities of the Superintendence of Securities and Insurance of the issue of the shares, according to the procedure established in number 4 and 5 of the Third Section of the Norm of a General Nature No. 30 of the Superintendence of Securities and Insurance and that, once such issue is registered, it may offer such shares to the beneficiaries thereof, on one or more occasions, as may be determined by the Board of Directors itself within a term of 120 calendar days as of December 28, 2001.

               3. Replace the Fifth article of the bylaws with regard to the equity capital and the First Transitory Article of the Bylaws with regard to the manner in which such capital is subscribed and paid for and that will be subscribed and paid for, in terms that are consistent with the resolutions taken and referred to above.

               4. Finally the General Meeting took the necessary resolution in order to legalize and carry out the aforementioned resolutions

          5. By letter of February 1, 2002 Telex Chile S.A. and its subsidiary Chilesat S.A. reported the following:

               1. That in the respective regular meetings of the Board of Directors of Telex-Chile S.A. and of Chilesat S.A. held today, February 1, 2002, its respective Boards of Directors took note that Mr. Jose Miguel Valdes tendered his resignation to the position of director of such Companies, which were made effective as of the same date.

               2. It was also reported at the same meeting, that, exercising the authority established in article 32 of the Stock Corporation Law, their respective Directors unanimously resolved to appoint Mr. Raul Sotomayor Valenzuela to substitute the director who tendered his resignation as of this same date.

               3. It was also reported that at these respective meetings Mr. Juan Eduardo Ibanez Walker tendered his resignation to the position of Vice President of the Board of Directors of Telex-Chile S.A. and of Chilesat S.A. and the director Mr. Raul Sotomayor Valenzuela was appointed by the respective boards of directors in his substitution. Mr. Ibanez continues as director of both companies.

               4. It was finally informed that in these respective meetings Mr. Alejandro Ulloa Azocar tendered his resignation as of this date to his position of General Manager of Telex-Chile S.A. and of Chilesat S.A., and their respective

                       TELEX-CHILE S.A. AND SUBSIDIARIES
                                   RELEVANT EVENTS


                    boards of directors proceeded to appoint the Manager of Administration and Finance, Mr. Rafael Wilhelm Matthei in his stead as new General Manager of such companies, in the nature of interim.

          6.   By letter of February 8, 2002 the following was reported:

               That the Board of Directors of Telex-Chile S.A., fulfilling the resolutions on capital increase taken at the Special General shareholders' Meeting held on January 30, 2002, and in the exercise of the authorities at such meeting, resolved at special meeting held yesterday, among other matters:

               1. To issue simultaneously, 7,470,659,520 paid shares of the same A Series at present existing and 7,177,692,488 paid shares of the same B series at present existing, in order to cover the capital increase amounting to the sum of Ch$ 263,670,336,297, resolved at such meeting, which, once such issue is registered in the Registry of Securities of Superintendence of Securities and Insurance, it shall be offered preferentially to the shareholders of the Company, who will be entitled to subscribe and pay for them pro rata to the shares they hold registered in the shareholders registry on the fifth business day prior to the date of publication of the notice of preferential option

               2. The placement value of the shares that it was resolved to issue will be for both series Ch$ 18 per share and will be exclusively directed to be subscribed and paid for by the shareholders and/or assigns of the preferential option, or to be subscribed and paid for by the creditors or their assigns, cash down at the time of their subscription, or through the capitalization of credits prior to the issue, that such shareholders or financial creditors or their assigns might have against the Company, in accordance with what is established in number 4 and 5 of Section III of the Norm of a General Nature No. 30 of the Superintendence of Securities and Insurance.

               3. The shareholders entitled to subscribe shares, or their assigns, must express in writing their intention to subscribe them within the maximum period of 30 days counted from the publication of the notice of preferential offer. If nothing is expressed within that term, it will be understood that they waive that right. The shares that are not subscribed by the shareholders and/or their assigns exercising their preferential option, shall not be offered to third parties at values that are lower or in more advantageous conditions than those, and they will be destined exclusively to be placed by the Board of Directors at the disposal of the financial creditors of the Company or of the assigns of their respective credits, as may be the case, in order to comply with the capitalization of credits

                       TELEX-CHILE S.A. AND SUBSIDIARIES
                                   RELEVANT EVENTS


                    provided for in the preventive Judicial Agreement of the Company agreed in December 28, 2001 before the Twenty-eighth Civil Court of Santiago.

               4. The value of the shares to be subscribed by shareholders and/or their assigns, or by the financial creditors and/or their assigns, and that is paid through capitalization of their credits, with the pertinent set off, will be made until the concurrence of the credits that exist and that are properly accredited, that such shareholders or creditors, and if this is the case their assigns, have against the Company, granted prior to the issue of these shares. For the purpose of capitalization, financial creditors of the Company will be understood to be those defined as such in the preventive judicial agreement agreed on December 28, 2001 before the Twenty-eighth Civil court of Santiago. The value of their credits shall be determined in the terms and conditions that may be resolved by the Board of Directors when the time comes, taking into consideration the stipulations of such preventive judicial agreement. All the shares through which the capital increase will be made must be issued, subscribed and paid for within the maximum term of 120 calendar days counted since December 28 of the year 2001. Upon expiration of this term, if the capital increase has not been completed, it will be reduced by operation of law to the sum actually paid.

          7. By letter of March 5, 2002, Telex-Chile S.A. and its subsidiary Chilesat S.A. reported the following:

               That at their respective special meetings held today, March 5, 2002, the boards of directors of Telex-Chile S.A. and of Chilesat S.A. agreed to appoint Mr. Alejandro Rojas Pinaud as of that same date, as new General Manager of such companies.

               The Boards of Directors likewise resolved that Mr. Rafael Wilhelm Matthei, who performed the functions of General Manager of both companies in the capacity of interim, would resume as of the same date, his position of Manager of Administration and Finance of Telex-Chile S.A. and Chilesat S.A.

          8.   By letter of March 5, 2002 the following was reported:

               1. That at special meeting held today March 5, 2002, the Board of Directors of Telex-Chile S.A. resolved to call its shareholders to a Special General Shareholders' Meeting on March 25, 2002, at 10.00 hours, to be held at No. 202 Rinconada El Salto of the Municipality of Huechuraba, Santiago, in order that the General Meeting may approve a postponement until May 30, 2002, of the period to subscribe and pay for the capital increase approved at the special General Shareholders' Meeting of the Company held on January 30, 2002.

                       TELEX-CHILE S.A. AND SUBSIDIARIES
                                   RELEVANT EVENTS


               2. That such call was made in accordance with what is established in No. 3) of article 58 of Law No. 18,046 on Stock Corporations, as it had been requested by a shareholder representing over 10% of the voting shares issued.

          9.   By letter of March 25, 2002 the following was reported:

               1. That at the Special General Shareholders' Meeting of the Company held today, March 25, 2002, which was attended by 90.4517% of the voting shares issued by the Company, it was resolved to extend, until May 30, 2002, the term to subscribe and pay for the shares corresponding to the capital increase approved at the Special General Shareholders' Meeting of the Company held on January 30, 2002.

               2. That the General Meeting likewise resolved to adapt the text of the First Transitory Article of the bylaws, with regard to the subscription and payment of the equity capital, making it consistent with the aforementioned resolution and also resolved to authorize the Board of Directors to take all the resolutions that should be necessary to implement the capital increase according to the new period agreed to subscribe and pay for the shares.

               3. Finally, the General Meeting resolved to authorize the General Manager Mr. Alejandro Rojas Pinaud and the lawyer Mr. Felipe Perez Walker to carry out all the necessary proceedings tending to legalize the resolutions therein adopted, and to sign such applications and make all the presentations and carry out all the proceedings that may be necessary before that Superintendence in order to obtain the registration, modification, or rectification in the Registry of Securities of the issue of the paid shares.

          10. By letter of April 16, 2002, the Company and its subsidiary Chilesat S.A. informed as follows:

               That yesterday, April 15, 2002, several financial creditors of Telex Chile S.A. and its subsidiary Chilesat S.A. assigned their respective credits in favor of the Company "Redes Opticas S.A." or in favor of the Company Redes Opticas (Cayman) Corp., which, therefore, became new creditors of Telex-Chile S.A. and of Chilesat S.A. in their substitution.

               In the case of Telex-Chile S.A. the following creditors assigned their respective credits to Redes Opticas S.A. :
               Investamerica, Barclays Bank PLC, Shinhan Bank, Key Financial Corporation, Marcard, Stein & Co., Gmbh & Co. KG. Banco Urquijo, BBV Banco Bhif, Scotia Bank Sud Americano, Dresdner Bank Lateinamerika, Inversiones DLJ Chile Limitada and Bear Stearn & Co. For its part, Bank of America and Pacific Life

                       TELEX-CHILE S.A. AND SUBSIDIARIES
                                   RELEVANT EVENTS


               Insurance Company assigned their credits to the Company "Redes Opticas (Cayman) Corp.", all of which, in the aggregate amount today in principal and interest, to the equivalent in pesos of Ch$ 17,760,285,657.

               In the case of Chilesat S.A. the following creditors assigned their respective credits to Redes Opticas S.A., Investamerica, BBV Banco Bhif, Scotia Bank Sud Americano, Dresdner Bank Lateinamerika, Sudameris, Inversiones DLJ Chile Limitada, Bear Stearn & Co. and Banco de Credito e Inversiones, while Bank of America assigned its credit to "Redes Opticas (Cayman) Corp", all of which, in their aggregate, amounted yesterday, in principal and interest, to the equivalent in pesos of Ch$ 49,380,474,117.

          11.  By letter of April 26, 2002 the Company informed as follows:

               1. That today, Redes Opticas S.A. exercising the right of preferential subscription established in article 25 of Law 18,046 on Stock Corporations, notice of commencement of which was published in newspaper "Estrategia" of April 23 last, subscribed and paid for 2,544,520,302 Series "A" shares of Telex Chile S. A. for a total of Ch$ 45,801,370,838 (forty five thousand eight hundred and one million three hundred and seventy thousand eight hundred and thirty eight Chilean pesos) corresponding to the issue of paid shares resolved at the Special General Shareholders' Meeting held on January 30, 2002, modified by the Special General Shareholders' Meeting held on March 25, 2002, issue which was recorded in the Registry of Securities of that Superintendence under No. 657 on February 22, 2002, and modification of which inscription was made on April 10, 2002.

                    Such shares, subscribed and paid for at their placement value of Ch$ 18 per share fixed by the Special General Shareholders' Meeting, were fully paid, capitalizing all the credits held by Redes Opticas S.A. against Telex-Chile S.A., amounting in principal and interests to the same value of the subscription of such shares, credits that had been acquired on April 15 last by Redes Opticas S.A. from several financial creditors of the Company and from its affiliate Chilesat S.A., as reported in the notice given on essential event sent to that Superintendence on April 16 last.

               2. That today also Redes Opticas (Cayman) Corp., exercising in turn its right to preferential subscription, subscribed and paid 1,143,670,567 Series "A" shares and 88,970,719
                    Series "B" shares of Telex Chile S.A. for a total of Ch$ 22,187,543,161 (twenty two thousand one hundred and eighty seven million five hundred and forty three thousand one hundred and sixty one Chilean pesos), corresponding to the same issue and at the same placement value mentioned above, which were fully paid, capitalizing all the credits held by Redes Opticas (Cayman) Corp.

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                       TELEX-CHILE S.A. AND SUBSIDIARIES
                                   RELEVANT EVENTS


                    against Telex-Chile S.A., amounting in principal and interest to the same subscription value of such shares, credits which had been acquired on April 15 last by Redes Opticas (Cayman) Corp. from different financial creditors of the Company and from its affiliate Chilesat S.A., as was also reported through the same essential event notice of which was given on April 16 last.

               3. That of the credits capitalized by Redes Opticas S.A. and Redes Opticas (Cayman) Corp, through such subscription of shares, amounting in the aggregate to Ch$ 67,988,913.999 (sixty seven thousand nine hundred and eighty eight million nine hundred and thirteen thousand nine hundred and ninety nine Chilean pesos) the sum of Ch$ 50,014,263,727, corresponds to those financial credits owed by the affiliate Chilesat S.A. and that as reported in the aforementioned essential event were acquired on April 15 last by Redes Opticas S.A. or by Redes Opticas (Cayman) Corp. from the financial creditors of such affiliate therein identified.

                    The capitalization in Telex-Chile S.A. of those credits that its affiliate Chilesat S.A. owed was materialized by reason of having made previously several novations for change of debtor of such credits, through which Telex Chile S.A. substituted Chilesat S.A. as their debtor, in favor of Redes Opticas S.A. and Redes Opticas (Cayman) Corp., respectively, Chilesat S.A. being expressly released from its payment. Such novations were entered into onerously, in such a way that Telex-Chile S.A. became the creditor of its affiliate Chilesat S.A. for the same amounts for which the latter was released from payment with respect to Redes Opticas S.A. and Redes Opticas (Cayman) Corp.

                    Such novations for change of debtor that preceded the capitalization of credits mentioned, were carried out in fulfillment of the provisions of the respective preventive judicial agreements of Telex Chile S.A. and of Chilesat S.A., approved by the Twenty-Eighth Civil Court of Santiago by resolutions of January 25, 2002 published in the Official Gazette of January 7, 2002.

               4. That, as a consequence of such capitalization of credit made by Redes Opticas S.A. and Redes Opticas (Cayman) Corp, the financial liabilities of Telex Chile S.A. assumed with their financial creditors and/or assumed in substitution of its affiliate Chilesat S.A., have been reduced on this date in the sum of Ch$ 67,988,913,999 (sixty seven million nine hundred and eighty eight thousand nine hundred and thirteen thousand nine hundred and ninety nine Chilean pesos ).

               5. It is reported that by virtue of the subscription and payment of the shares to which reference is made in numbers 1 and 2, all the shares subscribed

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


                       TELEX-CHILE S.A. AND SUBSIDIARIES
                                   RELEVANT EVENTS


                    and paid for of Telex-Chile S.A. to this date, corresponding to the issue of 7,470,659,529 series A shares and 7,177,692,488 Series B shares resolved at the Special General Shareholders' Meeting indicated in number 1, amounts to 3,777,161,888 shares, of which 3,688,191,169 shares correspond to Series A and the remaining 88,970,719 shares to Series B.

                    In view of the fact that the number of shares subscribed and paid for of the Company prior to such issue of shares was 227,926,973 shares divided into 116,242,756 Series A shares and into 111,684,217 Series B shares, the total shares of the Company subscribed and paid for up to this date, amount to 4,005,088,861 shares, divided into 3,804,433,925 Series A shares and 200,654,936 Series B shares.

               6. It is finally informed that, as a result of the shares that Redes Opticas S.A. subscribed and paid for today, it is now the titleholder of a total of 2,590,733,067 shares subscribed and paid for of the A series of the Company, representing 64.686% of the total shares subscribed and paid for to date, while Redes Opticas (Cayman) Corp., also as a result of the shares that it subscribed and paid for today, is now titleholder of 1,161,465,975 shares subscribed and paid for of the A series and of 90,355,095 shares subscribed and paid for of the B series, which in the aggregate represent a total of 1,251,821,070 shares of the Company subscribed and paid for , representing 31.255% of the total shares subscribed and paid for at this date.

                    As reported in the notice on Public Offer of Acquisition of Shares and Control of Telex Chile S.A., published by Redes Opticas S.A. on March 6, 2002 in the newspapers El Mercurio of Santiago and La Tercera, the shareholders of Redes Opticas S.A. are Connected Acquisition Chile S.A. affiliate of Southern Cross in Latin America Private Equity Fund, which is the holder of 81.25% of the equity capital of Redes Opticas S.A. and Inversiones GE Capital Chile Limited, affiliate of GE Capital Equity Investments Ltd., which is the titleholder of the balance of 18.75% of the equity capital of Redes Opticas S.A.

                    Redes Opticas (Cayman) Corp. is an affiliate of Redes Opticas S.A., that is the owner of all its equity capital.

          12.  By letter of April 30, 2002 the Company reported the following:

               That at Regular General Shareholders' Meeting of the Company held today, a new Board of Directors of the Company was elected, whose members will remain in office for a further statutory period of three years.

                       TELEX-CHILE S.A. AND SUBSIDIARIES
                                   RELEVANT EVENTS


               The Board elected at this meeting is now formed by the following persons:

               Mr. Fernando Aguero Garces
               Mr. Jaime Bauza Bauza
               Mr. Ignacio Cosentino Ortiz
               Mr. Enrique Huidobro Augier
               Mr. Alejandro Jadresic Marinovic
               Mr. Norberto Morita Kusumoto
               Mr. Ricardo Rodriguez Molina
               Mr. Raul Sotomayor Valenzuela
               Mr. Heriberto Urzua Sanchez.

               That among other resolutions taken by the General Meeting, it approved the Annual Report, the General Balance Sheet and Income Statement of the Company corresponding to the financial period 2001, and again appointed the newspaper "Estrategia" to make any of the publications that the Company must make, once more the firm Ernst & Young was appointed as independent auditors of the Company.

               It was likewise reported that the Board of Directors of the Company, at meeting held after such General Meeting, resolved to appoint Mr. Norberto Morita Kusumoto as Chairman of the Board and Mr. Raul Sotomayor Valenzuela as Vice-Chairman.

          13. Through letter dated July 19, 2002, the Company informed the following:

               On July 9, 2002, according to article Fifth of the corporate by-laws, the effective term for the series of shares of the company and respective preferences has expired. As a consequence of the above, the company's capital is divided into 4,691,058,511 common, registered shares, of the same value and without par value, all of which belong to the same series and have no preference whatsoever.

          14. By letter of November 11, 2002 the company reported the following:

               The sale has been implemented of all the shares that the affiliate Texcom S.A. had in the affiliated company Texcom Telecomunicaciones, C.A., which company was organized and had its main place of business in Caracas, Venezuela, materializing the sale in a nominal sum of one thousand bolivares paid in cash in the act of the sale.

               In accordance with what has been indicated in the Financial Statements as at 31st December 2001, such company had not been operating since approximately November 2001. This operation will generate in Texcom S.A.

                       TELEX-CHILE S.A. AND SUBSIDIARIES
                                   RELEVANT EVENTS


               an approximate profit of M $ 1,176,506, due to the fact that a negative net worth provision had been made during 2001.

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Rodrigo Villa Mardel
                                    ---------------------------------------
                                      Name:   Rodrigo Villa Mardel
                                      Title:  Chief Financial Officer


Dated:  April 4, 2003